SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 8, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20
State Registration 10146326-50
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR
ZIP 81200-240

INTERIM FINANCIAL INFORMATION

September / 2021

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONTENTS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

INTERIM FINANCIAL INFORMATION

Statements of Financial Position

as of September 30, 2021 and December 31, 2020

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	09.30.2021	12.31.2020
CURRENT ASSETS			
Cash and cash equivalents	5	4,853,273	3,222,768
Bonds and securities	6	1,529	1,465
Collaterals and escrow accounts		198	197
Trade accounts receivable	7	4,439,621	3,768,242
Dividends receivable	15	42,893	67,066
CRC transferred to the Paraná State Government	8	-	287,789
Sectorial financial assets	9	214,105	173,465
Accounts receivable - concessions	10	5,323	4,515
Contract assets	11	135,481	285,682
Other current receivables	12	659,913	514,185
Inventories		182,324	162,791
Income tax and social contribution receivable		176,727	86,410
Other current recoverable taxes	13.2	1,262,392	1,565,323
Prepaid expenses	14	40,652	36,987
		12,014,431	**10,176,885**
Assets held for sale	41	-	1,230,546
		12,014,431	**11,407,431**
NONCURRENT ASSETS			
Long Term Assets			
Bonds and securities	6	315,395	299,065
Other temporary investments		18,458	22,385
Collaterals and escrow accounts	22.1	138,551	133,521
Trade accounts receivable	7	63,237	51,438
CRC transferred to the Paraná State Government	8	-	1,104,835
Judicial deposits	16	625,710	486,746
Sectorial financial assets	9	642,316	173,465
Accounts receivable - concessions	10	2,133,288	1,897,825
Contract assets	11	6,409,298	5,207,115
Other noncurrent receivables	12	1,107,314	845,460
Income tax and social contribution receivable		51,029	137,778
Deferred income tax and social contribution	13.1	1,001,759	1,191,104
Other noncurrent recoverable taxes	13.2	4,047,361	4,539,498
Prepaid expenses	14	1,644	44
Receivable from related parties	15	-	-
		16,555,360	**16,090,279**
Investments	17	**3,005,385**	**2,729,517**
Property, plant and equipment	18	**9,314,247**	**9,495,460**
Intangible assets	19	**8,752,099**	**6,929,456**
Right-of-use asset	28	**192,384**	**132,521**
		37,819,475	**35,377,233**
TOTAL ASSETS		**49,833,906**	**46,784,664**

The notes are an integral part of this interim financial information

Statements of Financial Position

as of September 30, 2021 and December 31, 2020 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	09.30.2021	12.31.2020
CURRENT LIABILITIES			
Payroll, social charges and accruals	20	468,552	684,046
Accounts payable to suppliers	21	2,844,672	2,291,307
Income tax and social contribution payable		572,661	681,831
Other taxes due	13.2	516,118	490,608
Loans and financing	22	527,568	717,677
Debentures	23	2,116,758	1,881,411
Dividend payable		1,471,192	991,887
Post-employment benefits	24	68,828	69,231
Sectorial charges payable	25	195,052	33,712
Research and development and Energy efficiency	26	346,586	380,186
Accounts payable related to concession	27	103,301	88,951
Sectorial financial liabilities	9	212,483	188,709
Lease liability	28	47,448	41,193
Other accounts payable	29	328,614	235,400
PIS and Cofins to be refunded to consumers	13.2.1	3,798	121,838
		9,823,631	**8,897,987**
Liabilities associated with assets held for sale	41	-	756,405
		9,823,631	**9,654,392**
NONCURRENT LIABILITIES			
Accounts payable to suppliers	21	125,744	145,145
Deferred income tax and social contribution	13.1	1,220,031	484,338
Other taxes due	13.2	597,926	622,483
Loans and financing	22	2,593,208	2,470,854
Debentures	23	5,221,498	4,876,070
Post-employment benefits	24	1,460,517	1,424,383
Research and development and Energy efficiency	26	308,906	284,825
Accounts payable related to concession	27	789,917	642,913
Sectorial financial liabilities	9	64,654	-
Lease liability	28	152,670	97,168
Other accounts payable	29	713,452	469,886
PIS and Cofins to be refunded to consumers	13.2.1	3,283,465	3,805,985
Provisions for legal claims	30	1,561,167	1,555,704
		18,093,155	**16,879,754**
EQUITY			
Attributable to controlling shareholders			
Capital	31.1	10,800,000	10,800,000
Equity valuation adjustments	31.2	268,856	353,349
Legal reserve		1,209,458	1,209,458
Profit retention reserve		6,122,060	6,088,855
Additional dividends proposed from the non-capitalized earning reserve	31.4	-	1,507,449
Accumulated profit		3,163,763	-
		21,564,137	**19,959,111**
Attributable to non-controlling interests	17.2.2	**352,983**	**291,407**
		21,917,120	**20,250,518**
TOTAL LIABILITIES & EQUITY		**49,833,906**	**46,784,664**

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Income

for the nine-month periods ended September 30, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	09.30.2021	Restated 09.30.2020
CONTINUING OPERATIONS			
NET OPERATING REVENUE	32	**17,390,595**	**12,978,091**
Operating costs	33	**(13,559,889)**	**(8,897,148)**
GROSS OPERATING PROFIT		**3,830,706**	**4,080,943**
Other operational expenses / income			
Selling expenses	33	(144,281)	(142,425)
General and administrative expenses	33	(623,521)	(538,349)
Hydrological Risk Renegotiation - GSF	33	1,570,543	-
Other operational income (expenses), net	33	(100,553)	(271,025)
Equity in earnings of investees	17	278,966	83,399
		981,154	**(868,400)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**4,811,860**	**3,212,543**
Financial results	34		
Financial income		718,570	1,583,520
Financial expenses		(838,754)	(715,556)
		(120,184)	**867,964**
OPERATING PROFIT		**4,691,676**	**4,080,507**
INCOME TAX AND SOCIAL CONTRIBUTION	13.3		
Current		(450,474)	(1,225,170)
Deferred		(778,328)	(109,436)
		(1,228,802)	**(1,334,606)**
NET INCOME FROM CONTINUING OPERATIONS		**3,462,874**	**2,745,901**
DISCONTINUED OPERATIONS			
Net income from discontinued operations		1,189,557	40,402
NET INCOME		**4,652,431**	**2,786,303**
Attributed to shareholders of the parent company arising from continuing operations		3,379,559	2,759,280
Attributed to shareholders of the parent company due to discontinued operations		1,185,376	46,476
Attributed to non-controlling shareholders resulting from continuing operations	17.2.2	87,496	(19,453)
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	31.3		
Common shares		1.10858	0.96276
Class "A" Preferred shares		1.27410	1.29812
Class "B" Preferred shares		1.33648	1.05904
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3		
Common shares		1.51897	0.97898
Class "A" Preferred shares		1.72553	1.31596
Class "B" Preferred shares		1.78791	1.07688

The notes are an integral part of this interim financial information

Statements of Income

for the three-month periods ended September 30, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	07.01.2021 to 09.30.2021	Restated 07.01.2020 to 09.30.2020
CONTINUING OPERATIONS			
NET OPERATING REVENUE	32	6,977,783	4,329,832
OPERATING COSTS	33	(5,854,961)	(3,124,465)
GROSS OPERATING PROFIT		1,122,822	1,205,367
Other operational expenses / Income			
Selling expenses	33	(48,779)	(27,183)
General and administrative expenses	33	(230,024)	(176,404)
Hydrological Risk Renegotiation - GSF		1,570,543	-
Other operational income (expenses), net	33	(34,631)	(169,879)
Equity in earnings of investees		126,161	56,022
		1,383,270	**(317,444)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		2,506,092	887,923
Financial results	34		
Financial income		211,859	270,502
Financial expenses		(322,332)	(223,526)
		(110,473)	**46,976**
OPERATING PROFIT		2,395,619	934,899
INCOME TAX AND SOCIAL CONTRIBUTION	13.3		
Current		(98,858)	(224,935)
Deferred		(550,123)	(41,917)
		(648,981)	**(266,852)**
NET INCOME FROM CONTINUING OPERATIONS		1,746,638	668,047
DISCONTINUED OPERATIONS			
Net Income (Loss) from discontinued operations		1,105,961	12,400
NET INCOME		**2,852,599**	**680,447**
Attributed to shareholders of the parent company arising from continuing operations		1,723,584	671,556
Attributed to shareholders of the parent company due to discontinued operations		1,105,518	13,840
Attributed to non-controlling shareholders resulting from continuing operations		23,497	(4,949)
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reals	31.3		
Common shares		0.5353	0.5353
Class "A" Preferred shares		0.6435	0.6435
Class "B" Preferred shares		0.7058	0.7058

Statements of Comprehensive Income

for the nine-month periods ended September 30, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	09.30.2021	09.30.2020
NET INCOME		**4,652,431**	**2,786,303**
Items that will never be reclassified to profit or loss	31.2		
Gain (losses) on actuarial liabilities			
Post employment benefits		-	-
Post employment benefits - equity		-	-
Taxes on other comprehensive income		(15,821)	-
Total other comprehensive income, net of taxes		**(15,821)**	**-**
TOTAL COMPREHENSIVE INCOME		**4,636,610**	**2,786,303**
Attributable to controlling shareholders - continuing operations		3,363,738	2,759,280
Attributable to controlling shareholders - discontinued operations		1,185,376	46,476
Attributed to non-controlling shareholders - continuing operations		87,496	(19,453)

The notes are an integral part of this interim financial information

Statements of Comprehensive Income

for the three-month periods ended September 30, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	07.01.2021 to 09.30.2021	Restated 07.01.2020 to 09.30.2020
NET INCOME	**2,852,599**	**680,447**
Items that will never be reclassified to profit or loss		
Gain on actuarial liabilities		
Post employment benefits	-	-
Post employment benefits - equity	-	-
Taxes on other comprehensive income	-	-
Total other comprehensive income, net of taxes	-	-
TOTAL COMPREHENSIVE INCOME	**2,852,599**	**680,447**
Attributed to shareholders of the parent company arising from continuing operations	1,723,584	671,556
Attributed to shareholders of the parent company due to discontinued operations	1,105,518	13,840
Attributed to non-controlling shareholders resulting from continuing operations	23,497	(4,949)

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Changes in Equity

for the nine-month ended September 30, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional dividends proposed from the non-capitalized earning reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2021		10,800,000	680,364	(327,015)	1,209,458	6,088,855	1,507,449	-	19,959,111	291,407	20,250,518
Net income		-	-	-	-	-	-	4,564,935	4,564,935	87,496	4,652,431
Other comprehensive income		-	-	-	-	-	-	-	-	-	-
Actuarial losses, net of taxes	31.2	-	-	(15,821)	-	-	-	-	(15,821)	-	(15,821)
Total comprehensive income		-	-	(15,821)	-	-	-	4,564,935	4,549,114	87,496	4,636,610
Realization - deemed cost, net of taxes	31.2	-	(35,467)	-	-	-	-	35,467	-	-	-
Realization - actuarial loss		-	-	(33,205)	-	33,205	-	-	-	-	-
Deliberation of additional dividends proposed	17.2.2 e 31.4	-	-	-	-	-	(1,507,449)	-	(1,507,449)	(25,920)	(1,533,369)
Interest on equity		-	-	-	-	-	-	(239,636)	(239,636)	-	(239,636)
Dividends	31.5	-	-	-	-	-	-	(1,197,003)	(1,197,003)	-	(1,197,003)
Balance as of September 30, 2021		10,800,000	644,897	(376,041)	1,209,458	6,122,060	-	3,163,763	21,564,137	352,983	21,917,120

The notes are an integral part of this interim financial information

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
		Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2020		10,800,000	739,994	(148,067)	1,014,248	4,846,239	-	-	17,252,414	345,798	17,598,212
Net Income		-	-	-	-	-	-	2,805,756	2,805,756	(19,453)	2,786,303
Total comprehensive income		-	-	-	-	-	-	2,805,756	2,805,756	(19,453)	2,786,303
Realization - deemed cost, net of taxes		-	(45,250)	-	-	-	-	45,250	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	-	-	-	(51,799)	(51,799)
Dividends		-	-	-	-	-	-	(781)	(781)	(2,509)	(3,290)
Balance as of September 30, 2020		10,800,000	694,744	(148,067)	1,014,248	4,846,239	-	2,850,225	20,057,389	272,037	20,329,426

Statements of Cash Flows

for the nine-month periods ended September 30, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	09.30.2021	09.30.2020
CASH FLOWS FROM OPERATIONAL ACTIVITIES			
Net income from continuing operations		3,462,874	2,745,901
Net income (loss) from discontinued operations		1,189,557	40,402
Net income		**4,652,431**	**2,786,303**
Adjustments to reconcile net income for the period with cash			
Unrealized monetary and exchange variation and debt charges - net		485,592	346,207
Interest - bonus from the grant of concession agreements under the quota system	10.3	(96,458)	(56,953)
Remuneration of transmission concession contracts	11.3	(824,674)	(537,659)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	61,440	(1,845,346)
Income tax and social contribution	13.3	450,474	1,225,170
Deferred income tax and social contribution	13.3	778,328	109,436
Equity in earnings of investees	0	(215,789)	(83,399)
Appropriation of acturial calculation of post-employment benefits	24.4	87,379	70,762
Appropriation of pension and healthcare contributions	24.4	87,177	89,843
Creation for research and development and energy efficiency programs	26.2	141,011	100,813
Recognition of fair value of assets related to concession compensation	32	(97,588)	(12,977)
Sectorial financial assets and liabilities result	32	(1,845,082)	(291,058)
Depreciation and amortization	33	773,797	741,896
Net operating estimated losses, provisions and reversals	33.4	98,691	415,542
Net Hydrological Risk Renegotiation – GSF	33.6	(1,570,543)	-
Realization of added value in business combinations		(541)	-
Fair value in energy purchase and sale operations	32.1	(1,323)	(138,231)
Derivatives fair value		17,224	(28,310)
Loss on disposal of accounts receivable related to concession	10.1 and 10.2	100	52
Loss on disposal of contract assets	11.1	4,403	27,393
Loss on disposal of property, plant and equipment		11,523	3,808
Loss on disposal of intangible assets	19.1	21,391	21,567
Result of write-offs of use rights of assets and liabilities of leases - net	28.1 and 28.2	(140)	(15)
Net income for the period from discontinued operations	41	(1,189,557)	-
		1,829,266	**2,944,844**
Decrease (increase) in assets			
Trade accounts receivable		(325,963)	505,724
Dividends and interest on own capital received		57,700	32,384
CRC transferred to the Government of the State of Paraná	8.1	1,646,614	225,019
Judicial deposits		(133,580)	17,017
Sectorial financial assets	9.2	731,702	925,806
Other receivables		(20,955)	(40,807)
Inventories		(15,244)	(22,436)
Income tax and social contribution		(137,380)	7,125
Other current taxes recoverable		(176,818)	62,339
Prepaid expenses		(5,266)	2,403
Related parties		-	-
		1,620,810	**1,714,574**
Increase (decrease) in liabilities			
Payroll, social charges and accruals		(215,494)	97,652
Suppliers		385,858	(428,524)
Other taxes		463,157	109,569
Post-employment benefits	24.4	(138,825)	(140,369)
Sectorial charges due		161,340	(11,647)
Research and development and energy efficiency	26.2	(159,673)	(110,240)
Payable related to the concession	27.1	(65,037)	(55,360)
Other accounts payable		(44,560)	92,372
Provisions for legal claims		(130,730)	(119,567)
		256,036	**(566,114)**
CASH GENERATED FROM OPERATING ACTIVITIES		**3,706,112**	**4,093,304**
Income tax and social contribution paid		(411,540)	(480,017)
Loans and financing - interest due and paid	22.4	(131,327)	(140,315)
Debentures - interest due and paid		(248,556)	(322,849)
Charges for lease liabilities paid		(4,690)	(4,627)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**2,909,999**	**3,145,496**
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	35,620	136,443
NET CASH GENERATED FROM OPERATING ACTIVITIES		**2,945,619**	**3,281,939**

(continued)

Statements of Cash Flows

for the nine-month periods ended September 30, 2021 and 2020 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	09.30.2021	09.30.2020
CASH FLOWS FROM INVESTMENT ACTIVITIES			
Financial investments		(17,498)	(58,179)
Additions to contract assets		(1,101,835)	(790,821)
Additions in investments	17.1	(30,970)	(56,899)
Capital reduction of investees	17.1	-	228
Additions to property, plant and equipment		(139,095)	(173,326)
Additions to intangible assets		(1,337)	(9,091)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**(1,290,735)**	**(1,088,088)**
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	41	2,444,352	(56,205)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		**1,153,617**	**(1,144,293)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Loans and financing obtained from third parties	22.4	51,000	263,000
Issue of Debentures		1,500,000	-
Payments of principal - loans and financing	22.4	(150,669)	(198,705)
Payments of principal - debentures	23.2	(1,093,538)	(681,796)
Amortization of principal of lease liabilities		(38,039)	(30,499)
Dividends and interest on own capital paid		(2,451,399)	(594,585)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(2,182,645)**	**(1,242,585)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	(1,850)	(7,353)
NET CASH USED FROM FINANCING ACTIVITIES		**(2,184,495)**	**(1,249,938)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**1,914,741**	**887,708**
Cash and cash equivalents at the beginning of the period	5	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	5	4,853,273	3,599,422
Cash and cash equivalents variations from continuing operations		(876,332)	657,695
Cash and cash equivalents variations from discontinued operations	41	2,791,073	230,013
CHANGE IN CASH AND CASH EQUIVALENTS		**1,914,741**	**887,708**

Notes are an integral part of these interim financial reporting

NOTES TO THE INTERIM FINANCIAL INFORMATION

As of September 30, 2021

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy and natural gas. On August 03, 2021 the divestment is telecommunications participation was concluded.

a) Coronavirus pandemic (Covid-19) and its impacts

Coronavirus is a family of viruses discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions. On February 26, 2020 the first case of infection was identified in Brazil, in the city of São Paulo and on March 11, 2020, World Health Organization - WHO attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal state and municipal governments have implemented several measures of action with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as a way to slow the spread of the disease, as well as expanding vaccination for the general population. After an aggravation cycle of the pandemic that lasted until mid-June 2021, there was a reduction in social isolation and increase in economic activity from this period, mainly due to the advance of vaccination, which reflected in the decrease in cases. As of March 2020, Copel's Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company. The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis.

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas, so that they can remain connected and take advantage of Company services in this moment of pandemic and social distancing.

Effects from coronavirus (Covid-19) on the interim financial information

Copel has been monitoring energy load projections and from the second quarter of 2021 there was a resumption of most sectors of the economy, evidence of signs of recovery accumulated in nine months of 2021, the load in the National Interconnected System - SIN already presents an increase of 5.64% when compared to the same period of the previous year.

With regard to the implementation schedule of energy generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn, Management, diligently, continues to monitor the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market. The Company's construction in progress to date have not had any significant delays.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well as communicating with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing these interim financial information, the Company's management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company's business, as follows:

a.1) Expected credit losses

A potentially relevant risk in the emergence of Covid-19 is related to customer default. In this scenario, the Company maintains regular contact with its main customers, adding flexibility to the collection policy during the pandemic period and increasing the level of digitalization in the relationship with Copel.

In relation to the captive energy distribution market, Copel, after the end of the restrictions imposed by Aneel, resumed the collection actions with defaulting consumers and created special conditions for debt payment in installments, providing conditions to consumers in remaining compliant with the Company.

On March 26, 2021, Aneel Resolution No. 928 was issued, which prevents the suspension of energy supply to low-income consumers and some other consumer groups, with no relevant impact for Copel, given that these consumers are already covered by the State Law No. 20.187/2020 which also deals with the prohibition of power supply cuts.

In the area of energy contracts entered into on the free market, to reduce the impact on collection and avoid future legal disputes, Copel renegotiated with customers with difficulties in complying with contracts, proposing installment payments and postponing the maturity of invoices.

Both the Company's accounts receivable position as well as the estimates of expected credit losses recorded on September 30, 2021 reflect, in a timely manner, the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly deteriorated, the Company may face pressure on this indicator if the pandemic lasts longer and if implemented stricter restrictions on social distancing.

a.2) Impairment of non-financial assets - impairment

On September 30, 2021 the assumptions of the Company's relevant non-financial assets were assessed individually and Management did not identify that any asset may have suffered additional impairment, in addition to the entries made on June 30, 2021, as shown in Note 18.4.

The most significant entry recorded occurred at the UEG Araucária thermoelectric plant, with the reversal in June 30, 2021 of the entire impairment recognized in previous periods, considering that the estimates of its cash flows are affected by the increase in energy demand in the country, due to unfavorable hydrological conditions in the period, associated with operational policies of the National Operator of the Electric System – ONS to guarantee energy supply, which makes the plant's dispatch assumptions have longer periods than previous projections.

In relation to the projections for hydroelectric and wind projects, the main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium term, there was impact on the prices negotiated in the free market on the portion of non-contracted energy, but with no significant impact for the Company. Finally, in the long term, the main assumptions used to calculate the impairment (future energy prices and Generation Scaling Factor - GSF levels) did not change significantly, accordingly evidencing the recoverability of assets.

a.3) Recovery of deferred tax assets

The Company has a balance of R$1,001,759 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at September 30, 2021. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

a.4) Fair value of future energy purchase and sale operations

The effects of pandemic on the mark-to-market of electric power purchase and sale agreements occurred mainly in the variation of short-term future prices due to less favorable hydrology and increased load. In the long-term, future electric power prices did not change significantly. Therefore, currently, the effects of the pandemic did not have a significant impact on the fair value of the Company's future energy purchase and sale operations.

a.5) Fair value of other assets and liabilities

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company's assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company's assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, its effects did not have a significant impact on the fair value of the Company's assets and liabilities.

a.6) Post-employment benefits

The Company's management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Despite the economic instability in this pandemic period, the fair value of the plan assets did not decrease in relation to the fair value at December 31, 2020. Therefore, the benefit plans did not generate additional obligations due to the existence of a surplus in the pension plan and due to the fact that the actuarial liability of the assistance plan is recognized in a sufficient amount, in view of the current assessment.

a.7) Liquidity

The Company has met its expected liquidity ratios and Management believes the financial situation and working capital are within its sufficient requirements.

At September 30, 2021, the Company's consolidated net working capital totals R$2,190,800 (R$1,753,039, at December 31, 2020) with a balance of cash and cash equivalents of R$4,853,273, compared to the balance of R$3,222,768 at December 31, 2020.

The Company has been monitoring its financial liquidity, considering raising funds and implementing cost reduction actions, with the objective of guaranteeing compliance with financial obligations in due time.

a.8) Other assets

The Company has not identified any changes in circumstances that indicate impairment of other assets. It should be noted that the Company records changes in sectorial financial assets and liabilities, updated up to the date of the tariff adjustment/review when, the Granting Authority ratifies the transfer on the tariff base and the Company transfers it to the consumer during the next annual cycle, which at Copel occurs as of June 24 of each year.

In view of the above, it should be noted that there was no significant or material impact on the Company's business that could change the measurement of its assets and liabilities presented in the interim financial information at September 30, 2021, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

b) Renegotiation of the Hydrological Risk (Generation Scaling Factor-GSF)

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the owners of the hydroelectric power plants participating in the MRE for non-hydrological risks caused: (i) for generation projects called structuring, related to the anticipation of the physical guarantee, (ii) for the restrictions on the start-up of transmission facilities necessary for the flow of the generation of structuring and (iii) for generation outside the order of merit and import. Such compensation will occur upon the extension of the grant, limited to seven years, and calculated based on the values of the standards applied by Aneel.

On December 1, 2020, Aneel Normative Resolution No. 895 was issued, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, holders of hydroelectric power plants participating in the MRE must: (i) withdraw any lawsuits whose purpose is the exemption or mitigation of hydrological risks

related to the MRE, (ii) waive any allegation and/or new actions in relation to the exemption or mitigation of the hydrological risks related to the MRE, (iii) not having renegotiated the hydrological risk on terms of the Law No. 13.203/2015.

In the renegotiation of the hydrological risk, Management exercised its judgment in the development and application of the accounting policy, as provided for in IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, using the precepts of IAS 38 by analogy, in order to deal with it is essentially an intangible asset related to the concession right resulting from compensation for costs incurred in previous years. Additionally, considering also by analogy of the referred IAS 38, the constituted asset, in case of renegotiation of the non-hydrological risk, was recognized at fair value, considering the best estimate of the Company.

Copel's plants with the right to extend the concession, pursuant to Aneel Ratification Resolution No, 2.919 of August 03, 2021 and No. 2.932, of September 17, 2021, are listed below:

Aneel Homologation	Company	Plant	Lease End Date (Current)	Extension (days)	Concession end date (After adhesion)	Interest %
REH 2.919/2021	Copel GeT	APUCARANINHA	10/12/25	472	1/27/27	100
	Copel GeT	CAPIVARI/CACHOEIRA(GPS)	1/5/46	2,555	1/3/53	100
	Copel GeT	CAVERNOSO	1/7/31	898	6/23/33	100
	Copel GeT	CHAMINE	8/16/26	717	8/2/28	100
	Copel GeT	DERIVAÇÃO DO RIO JORDÃO	11/15/29	949	6/21/32	100
	Copel GeT	GUARICANA	8/16/26	705	7/21/28	100
	Copel GeT	SALTO CAXIAS (GJR)	5/4/30	1,051	3/20/33	100
	Copel GeT	SAO JORGE	12/3/24	598	7/24/26	100
	Copel GeT	SEGREDO (GNB)	11/15/29	1,045	9/25/32	100
REH 2.932/2021	Copel GeT	CAVERNOSO 2	2/28/46	1,742	12/6/50	100
	Copel GeT	COLÍDER	1/17/46	13	1/30/46	100
	FDA (a)	GOV. BENTO MUNHOZ	9/17/23	461	12/21/24	100
	Copel GeT	MAUA	7/3/42	1,789	5/27/47	51
	Copel GeT	UHE BAIXO IGUAÇU	10/30/49	34	12/3/49	30
	ELEJOR	FUNDÃO	5/28/37	1,110	6/11/40	70
	ELEJOR	SANTA CLARA	5/28/37	1078	5/10/40	70

(a) Wholly-owned subsidiary of Copel GeT

On September 20, 2021 and September 28, 2021, the Board of Directors of Elejor and Copel GeT, respectively, approved the adhesion to the renegotiation of the hydrological risk of the portion of physical guarantee not renegotiated in the Regulated Contracting Environment - ACR, through the extension of grant of its hydroelectric plants participating in the energy reallocation mechanism - MRE. With the approval of the Board of Directors of adherence to the terms of the Law, which includes the waiver of future questions or lawsuits in relation to the hydrological risks in question, the Company recognized an intangible asset referring to the right to the extension of the grant, in return to the item “Operating costs – Cost recovery – Hydrological risk”, in the amount of R$1,570,543 with a positive impact on its consolidated operating result and R$1,036,558 in profit, net of taxes.

1.1 Copel's equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest	
			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL) (c)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia

(a) Pre-operating stage.
(b) SPEs established with a 99.99% interest in Copel GeT and 0.1% in Cutia. The transfer of all shares to Copel GeT is in progress.

Acquisition of the Vilas Wind Farm

According to Material Fact 10/2021 disclosed on May 17th, 2021, Copel GeT signed a contract for the acquisition of 100% of the Vilas Wind Farm as part of the Company's strategy for sustainable growth in renewable energy. The project comprises 5 wind farms with 186.7 MW of installed capacity, currently owned by Voltalia Energia do Brasil S/A, located in the municipality of Serra do Mel - RN. The total amount of the transaction is R$ 1,086,900, concluded in November 30, 2021 according Note 42.3.

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participções S.A.	Curitiba/PR	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of oil and natural gas	30.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Project with activities suspended on July 26, 2021. There is no investment balance registered for this joint venture.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4 Joint operations (consortiums)

Joint operations - Consortiums	Consortium members	Interest (%)
Consórcio Energético Cruzeiro do Sul (Note 18.3)	Copel GeT	51.0
	Eletrosul Centrais Elétricas S.A.	49.0
Consórcio Empreendedor Baixo Iguaçu (Note 18.3)	Copel GeT	30.0
	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.) (70%)	70.0
Consórcio Copel Energia a Gás Natural (a)	Copel	49.0
	Shell Brasil Petróleo Ltda.	51.0
Consórcio Paraná IP (b)	Copel	49.0
	Consórcio BRC	51.0

a) Consórcio Copel Energia a Gás Natural

With the intention of structuring a strategic natural gas plan for the State of Paraná, aiming to develop viable solutions in the area of natural gas to serve the thermoelectric and non-thermoelectric markets of Paraná, in July 2020 the Consórcio Copel Energia a Gás Natural was founded, which aims to develop technical, economic-financial and socio-environmental feasibility studies for the project, in addition to preparing basic projects and obtaining a prior environmental license for the projects.

b) Consórcio Paraná IP

In September 2020, the Consórcio Paraná IP was created, with the objective of participating in studies and tenders aimed at obtaining municipal concessions and establishing Public-Private Partnerships with municipalities or consortia of municipalities interested in the modernization of their public lighting systems and in the development of smart cities solutions. However, the Company deepened the prospecting of business opportunities and the analysis of attractiveness to operate in the segment, considering the recent concessions made by municipalities to establish Public-Private Partnerships and the discount levels presented by potential competitors and decided to not prioritize its performance in this service currently. The consortium's termination process was completed on May 25th, 2021 with registration with the Paraná Commercial Registry.

2. Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL (Note 41)	Authorization term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara	70	05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2024
Paraná Gás	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) On 08.03.2021, the divestment of Copel Telecomunicações S.A. was concluded (NE nº 41)
(b) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP

2.1.1 Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the date of July 6, 2024 as the concession's expiration date.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession that occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagás filed a lawsuit, due to the unconstitutionality of the Law. Provisional protection was granted to Compagás recognizing the validity of the maturity clause provided for in the contract.

In view of the above, however, there was no consensus between Copel's and Compagás' understanding of which document should be used for accounting recognition, so that Copel considered the Supplementary Law as a document for accounting purposes while the Compagás maintained its accounting records considering the expiration date provided for in the concession contract.

On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, which determined the expiration of the concession for the exploitation of gas services channeled by Compagás on January 20, 2019. Therefore, Copel reassessed the balances of Compagás' financial assets and intangible assets within its consolidated balance sheet, so that, as of December 2020, the balance of the financial assets, to be received for the indemnity provided for in the concession contract, is the same balance recorded in the balance sheet of its investee and the difference generated by the practice adjustment made since December 2017, recorded in intangible assets, will be amortized until the end of the concession. The impacts recorded are as follows:

09.30.2021	Compagás balances	Adjustments	Copel balances
STATEMENTS OF FINANCIAL POSITION			
Noncurrent assets			
Intangible assets	81,500	23,514	105,014
STATEMENTS OF INCOME			
Operating Costs			
Amortization	(22,362)	(6,225)	(28,587)

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Generation Concession Contract 045/1999			
TPP Figueira (Note 36.2.6)		100	03.27.2019
HPP São Jorge (Note 36.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	.-.
Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 36.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055

(a) Building under construction.

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations)		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(b)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2021
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2021
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.07.2046	2021
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement / authorization of the equity				
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.12.2042	2022
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	**Contract 007/2012:**	49	05.10.2042	2022
	Transmission line 230 kV Umuarama - Guaíra			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	**Contract 008/2012:**	100	05.10.2042	2022
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2022
Matrinchã Transmissora	**Contract 012/2012:**	49	05.10.2042	2022
	Transmission line 500 kV Paranaíta - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaíta 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.10.2042	2022
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	**Contract 001/2014:**	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(b)

(a) Beginning of commercial operation on April 1, 2021.

(b) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3. Basis of Preparation

3.1 Basis of elaboration

The consolidated interim financial information has been prepared in accordance with IAS34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB.

The Company's Management believes that all the relevant information used in its management is evidenced in the consolidated financial statements, and that it corresponds to that used by Management in administering the Company.

The issuance of these consolidated interim financial information was approved by Board of Directors on December 8th, 2021.

3.2 Functional and presentation currency

The consolidated interim financial information are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3 Basis of measurement

The consolidated interim financial information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4 Use of estimates and judgments

In the preparation of these consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the interim financial information is the same as that disclosed in note 3.4 to the financial statements of December 31th, 2020.

3.5 Management's judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.6 Restatement of comparative balances

3.6.1 Earnings per share

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

Considering the guidance of IAS 33, these interim financial information present the values of basic and diluted net profit per share on September 30th, 2020 adjusted, considering the new number of shares, after the split. The table below shows the values of earnings per share presented on September 30th, 2020 and the values that are being restated, equivalent to the value already disclosed divided by 10:

09.30.2020	As previously stated	Restated
Basic and diluted net earning per share attributed to controlling shareholders		
Common shares	9.78980	0.97898
Class "A" Preferred shares	13.15960	1.31596
Class "B" Preferred shares	10.76880	1.07688

4. Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements for the year ended December 31, 2020.

4.1 Standards applicable to the Company effective January 1, 2021

As of the year 2021, the following changes are in effect, with no significant impact on the Company's financial statements:

(i) Amendments updates in: IFRS 16, IFRS 4, IAS 39, IFRS 7 and IFRS 9.

4.2 New standards that have not yet entered into force

As of the year 2022, the changes in the following standards will be effective:

(i) IAS 37: specification of costs to fulfill onerous contract;

(ii) IAS 16: definitions of resources before their intended use;

(iii) IFRS 3: update of the standard, in view of the changes in the Conceptual Framework;

(iv) IAS 1: classification of liabilities as current or non-current;

(v) IFRS 17: new standards for insurance contracts, replacing IFRS 4.

The Company does not expect significant impacts on the financial statements resulting from these changes in standards.

5. Cash and Cash Equivalents

	09.30.2021	12.31.2020
Cash and bank accounts	244,960	228,711
Financial investments with immediate liquidity	4,608,313	2,994,057
	4,853,273	**3,222,768**

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 78.0% and 100.2% of Interbank Deposit Certificate (“CDI”).

6. Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 3 to 51 months from the end of the reporting period.

Category	Index	09.30.2021	12.31.2020
Units in Funds (a)	CDI	264,619	237,141
Bank Deposit Certificates - CDB	90% to 101% of CDI	52,305	62,638
Financial Treasury Bonds - LFT	Selic	-	751
		316,924	**300,530**
	Current	**1,529**	**1,465**
	Noncurrent	**315,395**	**299,065**

Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with

7. Trade Accounts Receivable

	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 09.30.2021	Total 12.31.2020
Customers					
Residential	462,007	248,368	24,113	734,488	639,424
Industrial	264,311	22,149	72,993	359,453	312,302
Commercial	307,094	50,649	15,810	373,553	335,439
Rural	99,071	22,237	2,895	124,203	109,651
Public Entities	42,177	2,172	273	44,622	37,370
Public lighting	53,336	62	-	53,398	46,615
Public service	55,977	694	54	56,725	41,812
Unbilled - captives	938,706	-	-	938,706	583,209
Energy installments plan - captives (7.1)	235,365	28,507	55,660	319,532	291,847
Low income subsidy - Eletrobras	16,842	-	-	16,842	13,783
Free consumers	171,829	479	1,309	173,617	163,786
Other receivables	67,855	23,106	82,666	173,627	168,270
	2,714,570	**398,423**	**255,773**	**3,368,766**	**2,743,508**
Concessionaires, Permission holder and Trading Companies					
Bilateral contracts	240,610	165	1,495	242,270	590,335
Regulated contracts	181,829	2	6,483	188,314	170,951
CCEE (7.2)	483,918	-	119,665	603,583	328,001
Energy suplies	**906,357**	**167**	**127,643**	**1,034,167**	**1,089,287**
Charges from using transmission grid	**331,201**	**3,332**	**9,871**	**344,404**	**281,508**
Gas distribution	**84,239**	**2,274**	**11,482**	**97,995**	**70,928**
Expected credit losses (7.3)	**(12,416)**	**(16,941)**	**(313,117)**	**(342,474)**	**(365,551)**
	4,023,951	**387,255**	**91,652**	**4,502,858**	**3,819,680**
Current				**4,439,621**	**3,768,242**
Noncurrent				**63,237**	**51,438**

7.1 Energy installments plan - captives

The trade accounts receivable renegotiated are discounted to present value as of September 30, 2021, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 1.00% to 2.70% p.m.

7.2 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of Colíder HPP. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at December 18, 2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. The main action awaits its judgment on merits.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3 Expected credit losses

	Balance as of January 1, 2021	Additions / (Reversals)	Write offs	Reclassi-fication (a)	Balance as of September 30, 2021
Customers					
Residential	47,396	78,452	(87,678)	-	38,170
Industrial	88,866	17,645	(22,310)	-	84,201
Commercial	68,723	27,867	(32,398)	-	64,192
Rural	3,937	4,713	(5,928)	-	2,722
Public Entities	3,084	118	(2,850)	-	352
Public lighting	8	5	(8)	-	5
Public service	143	(7)	(129)	-	7
Unbilled	1,589	758	-	-	2,347
Adjustment to present value	(650)	115	-	-	(535)
	213,096	**129,666**	**(151,301)**	**-**	**191,461**
Concessionaires, Permission holder and Trading Companies					
CCEE (7.2)	119,665	-	-	-	119,665
Concessionaries and permission holder	20,533	763	(39)	-	21,257
	140,198	**763**	**(39)**	**-**	**140,922**
Telecommunications	**-**	**3,042**	**(3,153)**	**111**	**-**
Gas distribution	**12,257**	**(2,294)**	**128**	**-**	**10,091**
	365,551	**131,177**	**(154,365)**	**111**	**342,474**

(a) Reclassification to Assets classified as held for sale (Note 41).

8. CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government maintained until August 10, 2021 an agreement for negotiation of the Account for Compensation of Income and Losses - CRC.

On July 14th, 2021, Official Letter No. 443/2021 – GS/SEFA was received, through which the Government of State of Paraná expressed its intention to fully settle the balance of the Account for Compensation of Income and Losses – CRC.

On August 10, 2021, the Government of State of Paraná fully paid off the debt balance restated on a pro rata die basis from the Account for Compensation of Income and Losses – CRC, in the amount of R$ 1,431,200.

The State of Paraná complied with the agreed terms and made the payments under the contracted conditions.

8.1 Changes in CRC

	Balance as of January 1, 2021	Interest	Monetary variations	Receipts	Balance as of September 30, 2021
	1,392,624	52,234	201,756	(1,646,614)	-
Current	**287,789**				**-**
Noncurrent	**1,104,835**				**-**

9. Net Sectorial Financial Assets and Liabilities

9.1 Compositions of net sectorial financial assets and liabilities balances per tariff cycle

	09.30.2021		12.31.2020	
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2021				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	(54,864)	(54,864)
Electricity purchased for resale - Itaipu	-	-	231,588	231,588
Transport of energy using the transmission system - basic grid	-	-	88,137	88,137
Transport of energy purchased from Itaipu	-	-	9,766	9,766
System Service Charges - ESS	-	-	11,266	11,266
Energy Development Account - CDE	-	-	(903)	(903)
Proinfa	-	-	(89)	(89)
Other financial components				
Neutrality	-	-	27,923	27,923
Overcontracting	-	-	78,836	78,836
Hydrological risk	-	-	(143,147)	(143,147)
Tariff refunds	-	-	(76,144)	(76,144)
Other		-	1,096	1,096
	-	**-**	**173,465**	**173,465**
Sectorial financial assets - Electricity rate adjustment recoverable 2022				
Portion A				
Electricity purchased for resale - CVA Energ	76,015	228,045	-	-
Electricity purchased for resale - Itaipu	182,387	547,161	-	-
Transport of energy using the transmission system - basic grid	11,653	34,961	-	-
Transport of energy purchased from Itaipu	(772)	(2,316)	-	-
System Service Charges - ESS	28,003	84,009	-	-
Energy Development Account - CDE	(5,505)	(16,516)	-	-
Proinfa	(13)	(40)	-	-
Other financial components	-	-	-	-
Neutrality	11,139	33,419	-	-
Overcontracting	(51,977)	(155,932)	-	-
Hydrological risk	(51,880)	(155,640)	-	-
Tariff refunds	(12,860)	(38,580)	-	-
Other	27,915	83,745	-	-
	214,105	**642,316**	**-**	**-**
	214,105	**642,316**	**173,465**	**173,465**

		09.30.2021		12.31.2020
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2020				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	9,675	-
ESS	-	-	(3,401)	-
CDE	-	-	(66)	-
Proinfa	-	-	33	-
Transport of energy using the transmission system - basic grid	-	-	603	-
Transport of energy purchased from Itaipu	-	-	214	-
Other financial components	-			
Offset of energy surplus/deficit under CCEAR bilateral contracts	-	-	36,395	-
Hydrological risk	-	-	(187,817)	-
Tariff refunds	-	-	(41,381)	-
Overcontracting	-	-	(26,995)	-
Neutrality	-	-	21,419	-
Other	-	-	2,612	-
	-	**-**	**(188,709)**	**-**
Sectorial financial liabilities - Tariff Review 2021				
Portion A				
Electricity purchased for resale - CVA Energ	(189,345)	-	-	-
ESS	36,999	-	-	-
CDE	57,139	-	-	-
Proinfa	16,264	-	-	-
Electricity purchased for resale - Itaipu	477,873	-	-	-
Transport of energy using the transmission system - basic grid	234,267	-	-	-
Transport of energy purchased from Itaipu	24,135	-	-	-
Other financial components		-	-	-
Refund Pis and Cofins credits	(512,850)	-	-	-
Hydrological risk	(359,799)	-	-	-
Tariff refunds	(83,789)	-	-	-
Overcontracting	70,639	-	-	-
Neutrality	51,342	-	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	(280)	-	-	-
Other	(35,078)	-	-	-
	(212,483)	**-**	**-**	**-**
Sectorial financial liabilities - Tariff Review 2023				
Financial components				
Tariff refunds	-	(21,551)	-	-
	-	**(21,551)**	**-**	**-**
Sectorial financial liabilities - Tariff Review 2024				
Financial components				
Tariff refunds	-	(21,551)	-	-
	-	**(21,551)**	**-**	**-**
Sectorial financial liabilities - Tariff Review 2025				
Financial components				
Tariff refunds	-	(21,552)	-	-
	-	**(21,552)**	**-**	**-**
	(212,483)	**(64,654)**	**(188,709)**	**-**

9.2 Changes in net sectorial financial assets and liabilities

	Balance as of January 1, 2021	Operating revenues Constitution	Operating revenues Amortization	Financial results Updating	Rate flags	Statement of Financial Position Constitution	Balance as of September 30, 2021
Portion A							
Electricity purchased for resale - Itaipu	463,176	903,565	(180,930)	21,610	-	-	1,207,421
Electricity purchased for resale - CVA Energ	(100,053)	675,620	62,022	(4,615)	(518,259)	-	114,715
Transport of energy using the transmission system - basic grid	176,877	186,052	(88,751)	6,703	-	-	280,881
Transport of energy purchased from Itaipu	19,746	9,798	(9,308)	811	-	-	21,047
ESS	19,131	270,473	(10,516)	(713)	(129,364)	-	149,011
CDE	(1,872)	56,505	(21,371)	1,856	-	-	35,118
Proinfa	(145)	22,352	(6,143)	147	-	-	16,211
Other financial components							
Refunds of PIs and Cofins (Note 13.2.1)	-	-	189,150	-	-	(702,000)	(512,850)
Neutrality	77,265	58,817	(40,355)	173	-	-	95,900
Offset of energy surplus/deficit under CCEAR bilateral contracts	36,395	(383)	(36,292)	-	-	-	(280)
Hydrological risk	(474,111)	(408,595)	320,519	(5,132)	-	-	(567,319)
Tariff refunds	(193,669)	(72,906)	72,283	(5,591)	-	-	(199,883)
Overcontracting	130,677	(184,831)	942	21	(84,079)	-	(137,270)
Others	4,804	67,042	10,325	1,012	-	(6,601)	76,582
	158,221	**1,583,509**	**261,575**	**16,282**	**(731,702)**	**(708,601)**	**579,284**
Current assets	**173,465**						**214,105**
Noncurrent assets	**173,465**						**642,316**
Current liabilities	**(188,709)**						**(212,483)**
Noncurrent liabilities	**-**						**(64,654)**

10. Accounts Receivables - Concessions

	09.30.2021	12.31.2020
Power distribution service concession (10.1)	1,106,018	960,518
Piped gas distribution service concession (10.2)	223,798	189,416
Bonus from the grant of concession agreements under the quota system (10.3)	712,286	671,204
Generation concession agreements (10.4)	96,509	81,202
	2,138,611	**1,902,340**
Current	**5,323**	**4,515**
Noncurrent	**2,133,288**	**1,897,825**

10.1 Power distribution service concession

Balance as of January 1, 2021	**960,518**
Transfers from contract assets (Note 11.1)	77,028
Transfers to other receivables (assets held for disposal)	(352)
Fair value recognition	68,830
Loss on disposal	(6)
Balance as of September 30, 2021	**1,106,018**

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2 Piped gas distribution service concession

Balance as of January 1, 2021	**189,416**
Transfers from contract assets (Note 11.2)	4,742
Transfers to intangible assets (Note 19.3)	976
Fair value recognition	28,758
Loss on disposal	(94)
Balance as of September 30, 2021	**223,798**

10.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2021	**671,204**
Transfers to electricity grid use charges - customers	(55,376)
Interest (Note 32.1)	96,458
Balance as of September 30, 2021	**712,286**

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$ 574,827, as per ANEEL Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT's unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

10.4 Power generation concession contract

Balance as of January 1, 2021	**81,202**
Remeasurement	12,703
Reversal of impairment (Note 33.4)	2,604
Balance as of September 30, 2021	**96,509**

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management's expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015.

11. Contract assets

		09.30.2021	12.31.2020
Power distribution service concession (11.1)		1,613,629	1,114,961
Piped gas distribution service concession (11.2)		30,846	27,254
Power transmission concession (11.3)		4,900,304	4,350,582
		6,544,779	**5,492,797**
	Current	**135,481**	**285,682**
	Noncurrent	**6,409,298**	**5,207,115**

11.1 Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of January 1, 2021	**1,144,780**	**(29,819)**	**1,114,961**
Acquisitions	1,199,609	-	1,199,609
Customers contributions	-	(103,158)	(103,158)
Provision for legal claims added to the cost of the works	39,720	-	39,720
Transfers to intangible assets (Note 19.1)	(637,999)	81,927	(556,072)
Transfers to accounts receivable - concessions (Note 10.1)	(86,177)	9,149	(77,028)
Loss on disposal	(4,403)	-	(4,403)
Balance as of September 30, 2021	**1,655,530**	**(41,901)**	**1,613,629**

11.2 Piped gas distribution service concession contract

Balance as of January 1, 2021	**27,254**
Acquisitions	10,545
Transfers to intangible assets (Note 19.3)	(2,211)
Transfers to accounts receivable - concessions (Note 10.2)	(4,742)
Balance as of September 30, 2021	**30,846**

11.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2021	**3,007,234**	**1,343,348**	**4,350,582**
Realization of gains/losses in business combinations	541	-	541
Transfers to electricity grid use charges - customers	(226,944)	(203,373)	(430,317)
Transfers to property, plant and equipment	(1,124)	-	(1,124)
Transfers from litigations	2,374	-	2,374
Remuneration	450,677	173,021	623,698
Construction revenue	153,573	-	153,573
Construction income	2,534	-	2,534
Gain from efficiency (11.3.1)	106,491	91,952	198,443
Balance as of September 30, 2021	**3,495,356**	**1,404,948**	**4,900,304**

11.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

In the first nine months, there was an estimated efficiency gain of R$ 198,443. The main impacts are described as follows:

• Gain of R$ 91,952 arising from the reprofiling of RBSE assets;

• Gain of R$ 52,277 from the Periodic Tariff Review of contracts 010/2010 (LT Araraquara – Taubaté), 015/2010 (Cerquilho) and 006/2016 (LT Blumenau – Curitiba Leste);

• Gain of R$ 24,804 for the success of the partial claim by Copel GeT on the exclusion of liability related to the Aratau project, in which it was decided to extend 878 days from the end of the concession contract; and

• Efficiency gains in the construction of reinforcements and improvement in the amount of R$ 28,305 due to Capex being lower than expected in the resolutions by Aneel.

11.3.2 Assumptions adopted for the calculation of contract assets

09.30.2021	Concession assets	RBSE assets
Construction income	1.65%	N/A
Operating and maintenance margin	1.65%	N/A
Remuneration rate (a)	9.65% p.y.	9.54% p.y.
Contract correction index	IPCA (b)	IPCA
Annual RAP, according to Homologatory Resolution	439,073	192,288
Incurred construction cost of works in progress		
Contract 006/2016 - TL 525 kV Curitiba Leste - Blumenau	265,271	N/A

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

12. Other Receivables

		09.30.2021	12.31.2020
Fair value in the purchase and sale of power (Note 36.2.12)		1,065,010	689,531
Services in progress (a)		305,090	260,348
Advance payments to employees		28,666	17,785
CDE Transfer (12.2)		69,113	60,433
Credits on purchases of gas (12.1)		78,579	120,515
Reimbursement of coal consumption values by CDE		40,014	28,657
Disposals and decommissioning in progress		35,735	36,855
Advance payments to suppliers (b)		23,692	36,609
Derivatives fair value - forward contract (Note 36.2.3 - b)		6,084	23,308
Advance for real estate indemnity		7,621	14,484
Tariff flag - CCRTB		10,548	7,194
Other receivables		97,075	63,926
		1,767,227	**1,359,645**
	Current	**659,913**	**514,185**
	Noncurrent	**1,107,314**	**845,460**

CCRTB - Centralizing account of Tariff Flag Resources.

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

12.1 Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. Contracts with Petrobras provide for the right to assign this asset. In accordance with contractual provisions and consumption perspectives, from the review of projects and scenarios for the coming years, the Company carried out a review of the estimated recoverable value (NE 33.4) (impairment) of the ship or pay credit to be offset.

12.2 CDE Transfer

Values of the Energy Development Account - CDE to be transferred to the Company, to cover the tariff discounts on the tariffs, defined in Law 10,438/2002 and Decree 7,891/2013. The amount transferred for the period from June 2020 to May 2021, in accordance with Aneel Resolution 2,704/2020, was R$47,005 per month, changed to R$47,661 per month from June 2021, through Aneel Resolution No. 2,886/2021 of June 22, 2021, which approved the result of the Copel's Distribuição last Annual Tariff Adjustment.

13. Taxes

13.1 Deferred income tax and social contribution

Consolidated	Balance as of January 1, 2021	Recognized from continuing operations	Recognized from discontinued operations	Reclassi-fication (a)	Recognized comprehensive income	Balance as of September 30, 2021
Noncurrent assets						
Provisions for legal claims	510,680	(20,613)	-	-	-	490,067
Post-employment benefits	507,037	11,841	-	-	(15,821)	503,057
Impairment of assets	321,640	2,521	-	-	-	324,161
Research and development and energy efficiency programs	152,498	(15,717)	-	-	-	136,781
Expected credit losses	128,953	(11,256)	-	-	-	117,697
Tax losses and negative tax basis	242,735	75,179	(148,005)	-	-	169,909
Social security contributions - injunction on judicial deposit	74,540	2,156	-	-	-	76,696
Provisons for performance and profit sharing	161,737	(84,794)	-	-	-	76,943
Amortization - concession	47,209	3,915	-	-	-	51,124
Concession contracts	21,061	(968)	-	-	-	20,093
Provision for energy purchases	18,039	-	-	-	-	18,039
(-) Reclassification (a)	(83,742)	(19,547)	-	17,116	-	(86,173)
Others	165,893	6,296	-	-	-	172,189
	2,268,280	**(50,987)**	**(148,005)**	**17,116**	**(15,821)**	**2,070,583**
(-) Noncurrent liabilities						
Concession contracts	900,505	231,685	-	-	-	1,132,190
Hydrological Risk Renegotiation - GSF	-	530,704	-	-	-	530,704
Deemed cost of property, plant and equipment	350,491	(18,271)	-	-	-	332,220
Derivative financial instruments	117,682	451	-	-	-	118,133
Escrow deposits monetary variation	63,126	1,837	-	-	-	64,963
Accelerated depreciation	75,955	-	-	-	-	75,955
Transaction cost on borrowings and debentures	24,569	1,302	-	-	-	25,871
(-) Reclassification (a)	(2,765)	343	-	-	-	(2,422)
Others	31,951	(20,710)	-	-	-	11,241
	1,561,514	**727,341**	**-**	**-**	**-**	**2,288,855**
Net	**706,766**	**(778,328)**	**(148,005)**	**17,116**	**(15,821)**	**(218,272)**
Assets presented in the Statement of Financial Position	1,191,104					1,001,759
(-) Liabilities presented in the Statement of Financial Position	(484,338)					(1,220,031)

(a) Reclassification to Assets classified as held for sale (Note 41).

13.1.1 Projection for realization of deferred income tax and social contribution:

	Assets	Liabilities
2021	161,144	(53,698)
2022	267,407	(253,836)
2023	177,945	(258,346)
2024	142,639	(258,902)
2025	116,487	(171,288)
2026 to 2028	254,271	(408,972)
2029 to 2030	950,690	(883,813)
	2,070,583	**(2,288,855)**

13.1.2 Unrecognized tax credits

As of September 30, 2021, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$39,671 (R$131,655, as of December 31, 2020) for not having, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

13.2 Other taxes recoverable and other tax obligations

	09.30.2021	12.31.2020
Current assets		
Recoverable ICMS (VAT)	99,728	89,942
Recoverable PIS/Pasep and Cofins taxes (a)	1,161,449	1,474,119
Other recoverable taxes	1,215	1,262
	1,262,392	**1,565,323**
Noncurrent assets		
Recoverable ICMS (VAT)	122,130	84,376
Recoverable PIS/Pasep and Cofins taxes (a)	3,891,448	4,421,403
Other recoverable taxes	33,783	33,719
	4,047,361	**4,539,498**
Current liabilities		
ICMS (VAT) payable	249,901	201,138
PIS/Pasep and Cofins payable	197,927	179,133
IRRF on interest on capital	-	43,950
Special Tax Regularization Program - Pert	51,517	50,565
Other taxes	16,773	15,822
	516,118	**490,608**
Noncurrent liabilities		
Social security contributions - injunction on judicial deposit	215,312	209,145
Special Tax Regularization Program - Pert	377,791	408,738
Other taxes	4,823	4,600
	597,926	**622,483**

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 13.2.1)

13.2.1 Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and COFINS tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS's right to exclude from the PIS and COFINS tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

Considering the final and unappealable ruling, with a favorable decision for the Company, the entry of economic benefits became practically certain and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered using the following expedients: by offsetting against taxes payable within the 5-year statute of limitations period, and, if necessary, by receiving securities issued in connection with Federal Government debts ("precatórios").

Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which began in June 2021 with authorizations from the Federal Revenue of Brazil of the credit originating from Cofins.

On February 09, 2021, Aneel opened a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 30.2. Aneel's proposal is the return of the amounts through a rebate in the electricity bill in each Tariff Cycle (credits with Federal Revenue of Brazil, plus any judicial deposits already received by the concessionaire/permissionaire), allocated according to its consumer class, with shares being defined for each of them at each billing cycle, so that their participation in monthly billing is taken into account. There was also no manifestation by Aneel regarding the statute of limitations for returning the credit to the consumer. To this date, Aneel has not published the results of the public consultation.

Also, on February 09, 2021, Aneel published Aneel Dispatch No. 361, establishing that, in exceptional situations, in which there is a possibility of a significant tariff increase, prior to the conclusion of a Public Consultation No. 005/2021, part of the PIS and Cofins credits may be utilized in offsetting the tariff increase, limited to 20% (twenty percent) of the total involved in lawsuits filed by distributors.

Considering Aneel Dispatch nº 361/2021, in tariffs readjusted as of June 24, 2021, by means of Ratifying Resolution No. 2,886, R$702,000 were used as a financial item, reducing consumer tariffs in the next twelve months. However, in the tariff process, the Company expressed the right to claim, if necessary, future tariff adjustments to equalize any financial differences observed between the amounts considered herein and the amounts effectively recovered from tax credits, as well as other rights it deems necessary.

On May 13th, 2021, the Supreme Court concluded the judgment of the opposing motion for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting it in the following terms: (i) relating to ICMS excluded from the calculation basis of PIS/COFINS contributions, prevailed the detached ICMS method; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment is delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of the Company, maintaining the treatment and amounts recorded.

The table below shows the impacts of these records on Copel's statement of financial position and statement of income:

	09.30.2021	09.30.2020
Tax credit - principal	3,212,401	3,620,118
Tax credit - monetary update	1,594,142	2,018,622
Effect on assets	**4,806,543**	**5,638,740**
Pis/Pasep and Cofins to be refunded to consumers	(3,713,180)	(3,793,394)
(-) Transfer to sectorial financial liabilities	425,917	-
Tax liabilities - Pis/Pasep and Cofins payable on financial income	-	(93,866)
Income tax and social contribution	-	(595,503)
Effect on liabilities	**(3,287,263)**	**(4,482,763)**
EFFECT ON STATEMENT OF FINANCIAL POSITION	**1,519,280**	**1,155,977**
Net operating revenue	-	810,563
Financial income, net of pis and cofins	14,826	940,917
Income tax and social contribution	(5,041)	(595,503)
EFFECT ON THE INCOME STATEMENT	**9,785**	**1,155,977**

In addition, in the Tariff Review process of Copel DIS of 06.24.2021, the amount of R$ 702,000 was transferred to the Sector Financial Liability account, as shown in Note No. 9.2, of which R$ 578,603 referring to the portion of tax credits to be returned to the consumer and R$ 123,397 of the amounts remeasured from March to June 2020.

13.2.2 Pis and Cofins credit on ICMS – Compagás

The balance contains the record resulting from the final and unappealable decision of the lawsuit records in which Compagás discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Due to the favorable ruling, Compagás recorded, on September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the adjusted balance at updated balance, on September 30, 2021, is R$77,685.

13.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	09.30.2021	09.30.2020
Income before IRPJ and CSLL	**4,691,676**	**4,080,507**
IRPJ and CSLL (34%)	**(1,595,170)**	**(1,387,372)**
Tax effects on:		
Equity in income	94,849	28,356
Interest on own capital	127,101	-
Dividends	435	188
Non deductible expenses	(4,881)	(11,432)
Tax incentives	27,362	11,739
Unrecognized income and social contribution tax loss carry-forwards	(21,453)	(68,394)
Setting up and/or offset of income tax and social contribution losses of prior years	107,556	-
Difference between the calculation bases of deemed profit and taxable profit	36,386	83,692
Others	(987)	8,617
Current IRPJ and CSLL	**(450,474)**	**(1,225,170)**
Deferred IRPJ and CSLL	**(778,328)**	**(109,436)**
Effective rate - %	26.2%	32.7%

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Income before IRPJ and CSLL	**2,395,619**	**934,899**
IRPJ and CSLL (34%)	**(814,511)**	**(317,865)**
Tax effects on:		
Equity in income	42,895	19,048
Interest on own capital	81,476	-
Dividends	187	188
Non deductible expenses	3,367	(3,135)
Tax incentives	20,558	3,688
Unrecognized income and social contribution tax loss carry-forwards	(102,286)	(18,979)
Setting up and/or offset of income tax and social contribution losses of prior years	107,556	-
Difference between the calculation bases of deemed profit and taxable profit	9,882	46,891
Others	1,895	3,312
Current IRPJ and CSLL	**(98,858)**	**(224,935)**
Deferred IRPJ and CSLL	**(550,123)**	**(41,917)**
Effective rate - %	27.1%	28.5%

14. Prepaid Expenses

	09.30.2021	12.31.2020
Program for incentive to alternative energy sources - Proinfa	22,568	22,408
Insurance premiums	17,657	14,453
Others	2,071	170
	42,296	**37,031**
Current	**40,652**	**36,987**
Noncurrent	**1,644**	**44**

15. Dividends Receivable

	09.30.2021	12.31.2020
Matrinchã	12,339	34,460
Guaraciaba	21,248	16,281
Others joint ventures	9,396	16,325
	42,983	**67,066**

16. Judicial Deposits

	09.30.2021	12.31.2020
Taxes claims	**394,074**	**346,659**
Labor claims	**110,095**	**72,263**
Civil claims		
Civil claims	74,425	57,006
Easements	43,135	7,156
Customers	3,399	3,479
	120,959	**67,641**
Others	**582**	**183**
	625,710	**486,746**

17. Investments

17.1 Changes in investments

	Balance as of January 1, 2021	Equity	Investment/ AFAC	Amorti-zation	Dividends and JSCP	Other (a)	Balance as of September 30, 2021
Joint Ventures (17.3)							
Voltalia São Miguel do Gostoso I	107,721	1,495	-	-	-	-	109,216
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	(275)	-	-	9,396
Caiuá	95,362	9,880	-	-	-	-	105,242
Integração Maranhense	148,581	15,524	-	-	-	-	164,105
Matrinchã	734,503	76,879	-	-	(9,255)	-	802,127
Guaraciaba	361,170	42,434	-	-	(4,966)	-	398,638
Paranaíba	203,681	23,488	-	-	(6,897)	-	220,272
Mata de Santa Genebra	661,430	55,779	-	-	-	-	717,209
Cantareira	359,686	35,554	30,870	-	-	-	426,110
Solar Paraná	6,831	(121)	100	-	-	-	6,810
	2,688,636	**260,912**	**30,970**	**(275)**	**(21,118)**	-	**2,959,125**
Associates							
Dona Francisca Energética (17.4)	28,147	6,686	-	-	(9,578)	-	25,255
Foz do Chopim Energética (17.4)	9,986	11,371	-	-	(2,831)	-	18,526
Other	1,940	(3)	-	-	-	-	1,937
	40,073	**18,054**	-	-	**(12,409)**	-	**45,718**
Investment property	**808**	-	-	**(4)**	-	**(262)**	**542**
	2,729,517	**278,966**	**30,970**	**(279)**	**(33,527)**	**(262)**	**3,005,385**

17.2 Subsidiaries with non-controlling interests

17.2.1 Summarized financial information

Balances as of September 30, 2021	Compagás	Elejor	UEG Araucária
ASSETS	**811,396**	**812,023**	**1,009,846**
Current assets	329,927	186,136	693,064
Noncurrent assets	481,469	625,887	316,782
LIABILITIES	**811,396**	**812,023**	**1,009,846**
Current liabilities	208,510	108,925	398,709
Noncurrent liabilities	92,146	739,147	7,217
Equity	510,740	(36,049)	603,920
STATEMENT OF INCOME			
Operating revenues	562,747	128,956	1,494,686
Operating costs and expenses	(458,425)	(65,008)	(1,106,958)
Financial results	5,653	(144,021)	3,395
Income tax and social contribution	(41,392)	30,534	(25,414)
Net income (loss)	**68,583**	**(49,539)**	**365,709**
Other comprehensive income	-	-	-
Total comprehensive income	**68,583**	**(49,539)**	**365,709**
STATEMENTS OF CASH FLOWS			
Cash flows from operating activities	126,132	183,202	241,540
Cash flows from investing activities	(12,679)	(66,524)	-
Cash flows from financing activities	(46,948)	-	(33,582)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**66,505**	**116,678**	**207,958**
Cash and cash equivalents at the beginning of the year	110,659	51,616	64,806
Cash and cash equivalents at the end of the year	177,164	168,294	272,764
CHANGE IN CASH AND CASH EQUIVALENTS	**66,505**	**116,678**	**207,958**

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly as a result of the IGPM increase, as shown in Note 27.

17.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18,8%	Consolidated
Balance as of January 1, 2021	**242,578**	**4,046**	**44,783**	**291,407**
Net income (loss)	33,606	(14,863)	68,753	87,496
Dividends	(25,920)	-	-	(25,920)
Balance as of September 30, 2021	**250,264**	**(10,817)**	**113,536**	**352,983**

17.3 Summarized information on the main joint ventures

Balance as of September 30, 2021	Voltalia	Caluá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**225,097**	**284,920**	**512,367**	**2,601,846**	**1,384,914**	**1,790,694**	**2,808,955**	**1,668,594**
Current assets	**3,670**	**34,849**	**71,657**	**424,948**	**180,501**	**196,731**	**334,335**	**180,833**
Cash and cash equivalents	3,619	9,780	13,414	121,901	53,668	33,699	34,559	32,856
Other current assets	51	25,069	58,243	303,047	126,833	163,032	299,776	147,977
Noncurrent assets	**221,427**	**250,071**	**440,710**	**2,176,898**	**1,204,413**	**1,593,963**	**2,474,620**	**1,487,761**
LIABILITIES	**225,097**	**284,920**	**512,367**	**2,601,846**	**1,384,914**	**1,790,694**	**2,808,955**	**1,668,594**
Current liabilities	**2,207**	**16,815**	**50,337**	**135,910**	**95,802**	**86,326**	**159,037**	**52,551**
Financial liabilities	-	7,376	13,152	93,550	34,781	49,227	111,420	27,533
Other current liabilities	2,207	9,439	37,185	42,360	61,021	37,099	47,617	25,018
Noncurrent liabilities	-	**53,327**	**127,118**	**828,941**	**475,565**	**805,300**	**1,218,362**	**746,430**
Financial liabilities	-	37,420	55,898	702,455	433,975	528,090	1,178,068	461,602
Other noncurrent liabilities	-	15,907	71,220	126,486	41,590	277,210	40,294	284,828
Equity	**222,890**	**214,778**	**334,912**	**1,636,995**	**813,547**	**899,068**	**1,431,556**	**869,613**
STATEMENT OF INCOME								
Net operating income	-	30,691	50,868	280,871	174,441	203,029	312,992	164,828
Operating costs and expenses	(49)	(3,989)	(3,911)	(15,800)	(10,560)	(13,645)	(59,546)	(22,319)
Financial results	95	(1,911)	(3,051)	(59,915)	(32,437)	(48,663)	(79,292)	(32,510)
Equity in income of subsidiaries	3,012	-	-	-	-	-	-	-
Income tax and social contribution	(8)	(4,626)	(12,226)	(48,260)	(44,727)	(44,998)	(62,818)	(37,441)
Net income (loss)	**3,050**	**20,165**	**31,680**	**156,896**	**86,717**	**95,723**	**111,336**	**72,558**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**3,050**	**20,165**	**31,680**	**156,896**	**86,717**	**95,723**	**111,336**	**72,558**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	109,216	105,242	164,105	802,127	398,638	220,272	717,209	426,110

On 09.30.2021, Copel's interest in contingent liabilities classified as a possible loss in its joint ventures is equivalent to R$252,427 (R$227,467 on 12.31.2020), of which the amount of R$211,129 refers to Mata de Santa Geneva.

17.4 Summarized information of the main associates

Balance as of September 30, 2021	Dona Francisca	Foz do Chopim
ASSETS	**121,688**	**55,478**
Current assets	11,950	12,591
Noncurrent assets	109,738	42,887
LIABILITIES	**121,688**	**55,478**
Current liabilities	11,255	3,679
Noncurrent liabilities	766	-
Equity	109,667	51,799
STATEMENT OF INCOME		
Net operating income	50,596	40,839
Operating costs and expenses	(20,079)	(5,828)
Financial income (expense)	228	(1,833)
Income tax and social contribution	(1,718)	(1,379)
Net income	**29,027**	**31,799**
Other comprehensive income	-	-
Total comprehensive income	**29,027**	**31,799**
Investment interest - %	23.0300	35.77
Investment book value	25,255	18,526

As of September 30, 2021, Copel's interest in the contingent liabilities of its associates is equivalent to R$2,171 (R$1,428 as of December 31, 2020).

18. Property, Plant and Equipment

18.1 Property, plant and equipment by asset class

	Cost	Accumulated depreciation	09.30.2021	Cost	Accumulated depreciation	12.31.2020
In service						
Reservoirs, dams and aqueducts	8,161,357	(4,736,186)	3,425,171	8,081,989	(4,600,598)	3,481,391
Machinery and equipment	7,604,894	(2,745,690)	4,859,204	7,644,171	(2,619,939)	5,024,232
Buildings	1,994,101	(1,117,294)	876,807	1,968,591	(1,096,016)	872,575
Land	507,381	(46,232)	461,149	490,177	(38,269)	451,908
Vehicles and aircraft	33,984	(32,683)	1,301	44,617	(42,725)	1,892
Furniture and fixtures	14,497	(10,879)	3,618	22,314	(15,498)	6,816
(-) Impairment (18.4)	(788,735)	-	(788,735)	(925,521)	-	(925,521)
(-) Impairment	-	-	-	(27,928)	-	(27,928)
(-) Special Obligations	(792)	259	(533)	(332)	81	(251)
	17,526,687	**(8,688,705)**	**8,837,982**	**17,298,078**	**(8,412,964)**	**8,885,114**
In progress						
Cost	609,757	-	609,757	734,507	-	734,507
(-) Impairment (18.4)	(133,492)	-	(133,492)	(120,308)	-	(120,308)
(-) Impairment	-	-	-	(3,853)	-	(3,853)
	476,265	**-**	**476,265**	**610,346**	**-**	**610,346**
	18,002,952	**(8,688,705)**	**9,314,247**	**17,908,424**	**(8,412,964)**	**9,495,460**

18.2 Changes in property, plant and equipment

	Balance as of January 1, 2021	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Disposal Copel Telecom	Balance as of September 30, 2021
In service							
Reservoirs, dams and aqueducts	3,481,391	-	(134,358)	2,147	75,991	-	3,425,171
Machinery and equipment	5,647,220	-	(299,041)	(26,332)	142,399	(605,042)	5,464,246
Buildings	872,575	-	(29,807)	(354)	35,060	(667)	877,474
Land	451,908	-	(7,963)	(752)	18,054	(98)	461,247
Vehicles and aircraft	1,892	-	(649)	(68)	134	(8)	1,309
Furniture and fixtures	6,816	-	(960)	(43)	(376)	(1,819)	5,437
(-) Impairment (18.4)	(925,521)	136,786	-	-	-	-	(788,735)
(-) Impairment	(27,928)	1,989	-	-	-	25,939	(25,939)
(-) Special Obligations	(251)	-	58	-	(340)	-	(533)
(-) Reclassification (a)	(622,988)	-	-	-	41,293	581,695	(581,695)
	8,885,114	**138,775**	**(472,720)**	**(25,402)**	**312,215**	-	**8,837,982**
In progress							
Cost	795,816	199,734	-	(14,052)	(301,228)	(70,513)	680,270
(-) Impairment (18.4)	(120,308)	(13,184)	-	-	-	-	(133,492)
(-) Impairment	(3,853)	3,103	-	-	-	750	(750)
(-) Reclassification (a)	(61,309)	-	-	-	(8,454)	69,763	(69,763)
	610,346	**189,653**	-	**(14,052)**	**(309,682)**	-	**476,265**
	9,495,460	**328,428**	**(472,720)**	**(39,454)**	**2,533**	-	**9,314,247**

(a) Reclassification to Assets classified as held for sale (Note 41).

18.3 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to share of interest of Copel GeT in consortiums are show below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	09.30.2021	12.31.2020
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,926	859,917
(-) Accumulated depreciation		3.43	(257,547)	(235,454)
In progress			26,267	24,827
			628,646	**649,290**
HPP Baixo Iguaçu	**30.0**			
In service			691,754	691,833
(-) Accumulated depreciation		3.29	(58,850)	(41,803)
In progress			54,117	50,114
			687,021	**700,144**
			1,315,667	**1,349,434**

18.4 Impairment of generation segment assets

The projects with impairment balances recorded at September 30, 2021 are the following:

	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,482,838	(236,175)	(696,697)	1,549,966
UEGA	701,524	(459,853)	-	241,671
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	997,377	(95,038)	(210,651)	691,688
	4,196,618	**(791,066)**	**(922,227)**	**2,483,325**

(a) Project under development

The table below shows the changes in the impairment for the period:

	Balance as of January 1, 2021	*Impairment / Reversal*	Balance as of September 30, 2021
In service			
UHE Colíder	(683,193)	(13,504)	(696,697)
UEGA	(138,777)	138,777	-
Power plants in Paraná	(103,551)	11,513	(92,038)
	(925,521)	**136,786**	**(788,735)**
In progress			
Consórcio Tapajós	(14,464)	(415)	(14,879)
Power plants in Paraná	(105,844)	(12,769)	(118,613)
	(120,308)	**(13,184)**	**(133,492)**
	(1,045,829)	**123,602**	**(922,227)**

18.4.1 UEG Araucaria

On September 30, 2021, the assumptions for recoverability of the asset were individually assessed and Management did not identify that the asset may have suffered devaluation.

In June 2021, the calculation of the value in use considered: i) the Company's assumptions and budgets; ii) generation, dispatch and variable cost assumptions; and, iii) updated discount rate after taxes in constant currency by 7.87% p.a. (in 2020, 7.87% p.a.), which derive from the WACC methodology for the electricity generation segment, plus additional risk associated with revenue variation. By reviewing the assumptions and budget, the full reversal of the balance provisioned for losses in previous periods were recognized, mainly in view of the increase in energy demand in the country, a consequence of the unfavorable hydrological conditions of the period associated with the ONS operating policy to guarantee energy supply, which makes the plant's dispatch assumptions take place in a longer period than previous projections.

18.5 New plants under construction

18.5.1 SHPP Bela Vista

With estimated investment of R$224,000, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.4 MW average, built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the Paraná State.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, with the entry into commercial operation of the first and second and third generation units on June 12, 2021, July 10, 2021 and August 15, 2021 respectively. The entry into commercial operation of the fourth unit is scheduled for the end of November.

18.5.2 Jandaíra Wind Complex

With estimated investment of R$411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, civil works began in the first week of January 2021, and the wind farm is expected to start operating between May and July 2022, on a phased basis, by wind turbine.

19. Intangible assets

	09.30.2021	12.31.2020
Concession agreement - distribution of electricity (19.1)	6,446,351	6,203,387
Generation concession agreements/ authorization (19.2)	2,165,175	553,840
Concession agreement - piped gas distribution (19.3)	105,014	132,366
Others (19.4)	35,559	39,863
	8,752,099	**6,929,456**

19.1 Power distribution service concession

	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2021	**8,953,486**	**(2,750,099)**	**6,203,387**
Transfers from contract assets (Note 11.1)	637,999	(81,927)	556,072
Transfers to other receivables	(2,956)	-	(2,956)
Quotas amortization - concession (a)	(387,819)	106,845	(280,974)
Quotas amortization - PIS/Pasep and Cofins credits	(7,787)	-	(7,787)
Loss on disposal	(21,391)	-	(21,391)
Balance as of September 30, 2021	**9,171,532**	**(2,725,181)**	**6,446,351**

(a) Amortization during the concession period after the transfer to intangible assets in service of useful liFe of the assets, w hichever the low er.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

19.2 Generation concession agreements

Consolidated	Concession contract (a) in service	Concession contract (a) in progress	Concession and authorization rights	Total
Balance as of January 1, 2021	**195,622**	**-**	**358,218**	**553,840**
ANEEL grant - use of public property	63,446	1,823	-	65,269
Qutoas amortization - concession and authorization (b)	(13,237)	-	(11,240)	(24,477)
Hydrological Risk Renegotiation - GSF (c)	1,570,543	-	-	1,570,543
Balance as of September 30, 2021	**1,816,374**	**1,823**	**346,978**	**2,165,175**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(c) Refers to the hydrological renegotion of GSF (NE nº 1 b)

19.3 Piped gas distribution service concession

	Total
Balance as of January 1, 2021	**132,366**
Transfers from contract assets (Note 11.2)	2,211
Transfers from accounts receivable - concessions (Note 10.2)	(976)
Quotas amortization - concession	(28,587)
Balance as of September 30, 2021	**105,014**

19.4 Other intangible assets

	in service	in progress	Total
Balance as of January 1, 2021	**19,209**	**20,654**	**39,863**
Acquisitions	916	6,250	7,166
Transfers from property, plant and equipment	70	(32)	38
Capitalizations for intangible in service	4,409	(4,409)	-
Quotas amortization (a)	(6,670)	-	(6,670)
Quotas amortization - PIS/Pasep and Cofins credits	(5)	-	(5)
Loss on disposal	(5,047)	(526)	(5,573)
(-) Reclassification (b)	141	599	740
Balance as of September 30, 2021	**13,023**	**22,536**	**35,559**

(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 41).

20. Payroll, Social Charges and Accruals

	09.30.2021	12.31.2020
Social security liabilities		
Taxes and social contribution	29,882	42,748
Social security charges on paid vacation and 13th salary	41,360	29,742
	71,242	**72,490**
Labor liabilities		
Payroll, net	826	-
Vacation	134,763	100,175
Provisons for performance and profit sharing	245,580	483,110
Voluntary dismissal program	15,640	28,071
Other liabilities	501	200
	397,310	**611,556**
	468,552	**684,046**

21. Accounts Payable to Suppliers

	09.30.2021	12.31.2020
Energy supplies	1,772,155	1,393,899
Materials and supplies	824,957	671,458
Natural gas for resale	60,259	38,574
Charges for use of grid system	313,045	332,521
	2,970,416	**2,436,452**
Current	**2,844,672**	**2,291,307**
Noncurrent	**125,744**	**145,145**

22. Loans and Financing

Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2021	12.31.2020
FOREIGN CURRENCY												
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)												
Par Bond	Copel	Debt negotiation	Guarantees deposited (22.1).	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	87,514	82,933
Discount Bond	Copel	Debt negotiation	Guarantees deposited (22.1).	05.20.1998	1	04.11.2024	Half-yearly	1.1250% + 0.20%	1.1250% + 0.20%	12,082	59,743	57,404
Total foreign currency											**147,257**	**140,337**
LOCAL CURRENCY												
Banco do Brasil												
CCB 306.401.381 (a)	Copel HOL	Working capital.	Credit assignment.	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	640,619	640,177
											640,619	**640,177**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos*.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	10,057	11,496
3153-352	Copel DIS	Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Monthly	5.5 % above TJLP	5.5 % above TJLP	1,156	40	165
											10,097	**11,661**
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	75,045	83,936
											75,045	**83,936**

(a) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(continued)

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Contracts	Company	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2021	12.31.2020
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	75,045	83,935
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	15,258	17,756
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	37,786	41,405
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	696,269	748,083
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	9,084	10,069
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	18,677	20,280
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	11,156	12,171
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.5%	194,000	174,559	184,087
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	181,066	158,351
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	158,859	110,699
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	-	585
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	-	4,329
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	21,552	27,434
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	-	2
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	38,734	41,665
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	42,028	45,208
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	34,536	37,470
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	25,532	27,701
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	57,904	62,824
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	61,841	67,096
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	569,579	588,169
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	15,431	17,046
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	1,596	2,194
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	20,085	22,029
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	5,850	7,550
											2,272,427	**2,338,138**
Total local currency											**2,998,188**	**3,073,912**
										Gross debt	**3,145,445**	**3,214,249**
										(-) Transaction cost	**(24,669)**	**(25,718)**
										Net debt	**3,120,776**	**3,188,531**
										Current	**527,568**	**717,677**
										Noncurrent	**2,593,208**	**2,470,854**

DI - Interbank Deposit Rate
IPCA - Inflation Index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)
TJLP - Long-term interest rate
TR - Referential Rate

22.1 Collateral and Escrow deposits– STN

Recognition of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$81,710 (R$78,764 at December 31, 2020), and Discount Bond, in the amount of R$56,841 (R$54,757 at December 31, 2020) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, recognized pursuant to the Brazilian Financing Plan of 1992.

22.2 Breakdown of loans and financing by currency and index

		09.30.2021	%	12.31.2020	%
Foreign currency - change in currencies in the period (%)					
U.S. Dollar	3.93	147,257	4.72	140,337	4.40
		147,257	**4.72**	**140,337**	**4.40**
Local currency - indexes at period end (%)					
TJLP	4.88	1,958,458	62.76	2,090,340	65.56
CDI	6.15	638,627	20.46	638,431	20.02
IPCA	6.90	337,379	10.81	270,749	8.49
Without indexer (annual fixed rate)	-	39,055	1.25	48,674	1.53
		2,973,519	**95.28**	**3,048,194**	**95.60**
		3,120,776	**100.00**	**3,188,531**	**100.00**

22.3 Maturity of noncurrent installments

09.30.2021	Gross debt	(-) Transaction cost	Net debt
2022	50,584	(777)	49,807
2023	523,464	(2,036)	521,428
2024	344,159	(1,738)	342,421
2025	197,424	(1,735)	195,689
2026	197,779	(1,738)	196,041
After 2026	1,301,391	(13,569)	1,287,822
	2,614,801	**(21,593)**	**2,593,208**

22.4 Changes in loans and financing

	Foreign currency	Local currency	Total
Balance as of January 1, 2021	**140,337**	**3,048,194**	**3,188,531**
Funding	-	51,000	51,000
Charges	4,620	133,397	138,017
Monetary and exchange variations	5,467	19,757	25,224
Amortization - principal	-	(150,669)	(150,669)
Payment - charges	(3,167)	(128,160)	(131,327)
Balance as of September 30, 2021	**147,257**	**2,973,519**	**3,120,776**

22.5 Covenants

The Company signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2020, all financial ratios measured annually have been fully met. As of September 30, 2021, all other ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

23. Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2021	12.31.2020
Copel	7th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	01.19.2018	2	01.19.2021	Half-yearly	119.0% of DI	125.18% of DI	600,000	-	303,101
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	507,478	500,475
Copel GeT	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	682,472	669,811
	4th		Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	674,620	1,010,625
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA + 8.3295%	290,000	270,973	322,110
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	809,103	807,793
	6th (2nd serie)		Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA + 4.46%	200,000	228,378	215,265
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	511,854	502,358
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	667,352	1,011,796
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA + 4.61%	500,000	572,946	529,349
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	357,789	351,479
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		06.16.2021	2	06.15.2026	Half-yearly	DI + spread 1.95%	CDI + 2.02%	1,000,000	1,014,624	-
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	514,306	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	102,570	109,677
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA + 10.92%	153,258	130,678	130,449
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA + 6.83%	360,000	375,551	353,166
Compagás	2nd	(e)	Fund investment plan of the issuer.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP + 2.17%	TJLP + 2.17%	33,620	750	3,000
						0			SELIC + 2.17%	SELIC + 2.17%	-	723	2,890
	3rd	(f)	Issuer's investment plan fund.	Real	12.17.2019	18	06.28.2021	Monthly	DI + spread 0.88	5.68%	43,000	-	14,475
											Gross debt	**7,422,167**	**6,837,819**
											(-) Transaction cost	**(83,911)**	**(80,338)**
											Net debt	**7,338,256**	**6,757,481**
											Current	**2,116,758**	**1,881,411**
											Noncurrent	**5,221,498**	**4,876,070**

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.
(f) Simple and registered debentures, with a single series, in private issue, with public distribution of restricted efforts. Guarantor: Compagás. Trustee: Simplific Pavarini DTVM Ltda.

23.1 Maturity of noncurrent installments

09.30.2021	Gross debt	(-) Transaction cost	Net debt
2022	778,052	(4,527)	773,525
2023	1,180,256	(14,432)	1,165,824
2024	511,537	(9,363)	502,174
2025	1,034,265	(7,678)	1,026,587
2026	750,480	(5,706)	744,774
After 2026	1,028,205	(19,591)	1,008,614
	5,282,795	**(61,297)**	**5,221,498**

23.2 Changes in debentures

Balance as of January 1, 2021	**6,757,481**
Funding	1,500,000
Charges and monetary variations	440,039
Amortization - principal	(1,093,538)
Payment - charges	(265,726)
Balance as of September 30, 2021	**7,338,256**

23.3 Covenants

Copel issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

At December 31, 2020, all financial ratios measured annually have been fully met, except the subsidiary Ventos de Santo Uriel, which did not meet the Debt Service Coverage Ratio (ICSD) of 1.3. However, the Company preventively requested and received, at December 31, 2020, according to a letter from BNDES, with reference AE/DEENE2 No. 186/2020, the commitment of the banking institution not to declare the early maturity of the debenture deed, based on the performance of this ratio in 2020.

As of September 30, 2021, all other ratios and covenants have been fully met.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contract	Annual financial ratio	Limit
Copel	7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel GeT	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures		
Copel DIS	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 5th issue of Debentures		
Compagás	2nd issue of Debentures	Net debt / EBTIDA	≤ 3.5
		General Indebtedness	≤ 0.7
	3rd issue of Debentures	Net debt / EBTIDA	≤ 3.5
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

24. Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

24.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

24.2 Healthcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

24.3 Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	09.30.2021	12.31.2020
Pension plans	662	1,124
Healthcare plans	1,528,683	1,492,490
	1,529,345	**1,493,614**
Current	**68,828**	**69,231**
Noncurrent	**1,460,517**	**1,424,383**

Amounts recognized in the statement of income are shown below:

	09.30.2021	09.30.2020
Employees		
Pension plans	41,928	42,966
Healthcare plan - post employment	87,379	70,762
Healthcare plan - active employees	54,303	56,528
	183,610	**170,256**
Management		
Pension plans	943	542
Healthcare plan	93	104
	1,036	**646**
	184,646	**170,902**

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Employees		
Pension plans	13,800	14,235
Healthcare plan - post employment	29,125	23,588
Healthcare plan - active employees	18,414	18,585
	61,339	**56,408**
Management		
Pension plans	295	330
Healthcare plan	17	36
	312	**366**
	61,651	**56,774**

24.4 Changes in post-employment benefits

Balance as of January 1, 2021	**1,493,614**
Appropriation of actuarial calculation	87,379
Appropriation of pension and healthcare contributions	87,177
Adjustment related to actuarial gains	-
Amortizations	(138,825)
Balance as of September 30, 2021	**1,529,345**

25. Sectorial Charges Payable

	09.30.2021	12.31.2020
Energy Development Account - CDE	36,006	5,700
Global Reversal Reserve - RGR	9,706	12,446
Tariff flags	149,340	15,566
	195,052	**33,712**

26. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

Provisional Measure No. 998/2020, converted into Law No. 14,120/2021, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (PEE) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. Aneel Order No. 904/2021 determined the payments to CDE as from April 2021.

26.1 Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

	Applied and not completed	Balance to be collected	Balance to apply	Balance as of 09.30.2021	Balance as of 12.31.2020
Research and Development - R&D					
FNDCT	-	9,861	-	9,861	8,085
MME	-	4,929	-	4,929	4,041
R&D	211,820	3,601	92,583	308,004	332,746
	211,820	**18,391**	**92,583**	**322,794**	**344,872**
Energy efficiency program - EEP					
Procel	-	16,321	-	16,321	5,855
EEP	71,801	17,945	226,631	316,377	314,284
	71,801	**34,266**	**226,631**	**332,698**	**320,139**
	283,621	**52,657**	**319,214**	**655,492**	**665,011**
			Current	**346,586**	**380,186**
			Noncurrent	**308,906**	**284,825**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

26.2 Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2021	**8,085**	**4,041**	**332,746**	**5,855**	**314,284**	**665,011**
Additions	36,798	18,398	36,799	9,358	37,433	138,786
Performance agreement	-	-	-	-	2,225	2,225
Interest rate (Note 34)	(387)	-	2,379	1,108	6,043	9,143
Payments	(34,635)	(17,510)	(12,142)	-	(36,673)	(100,960)
Concluded projects	-	-	(51,778)	-	(6,935)	(58,713)
Balance as of September 30, 2021	**9,861**	**4,929**	**308,004**	**16,321**	**316,377**	**655,492**

27. Accounts Payable Related to Concessions

	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	09.30.2021	12.31.2020
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	19,918	17,213
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	26,574	25,075
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	8,334	7,841
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,988	3,299
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	835,404	678,436
							893,218	**731,864**
						Current	**103,301**	**88,951**
						Noncurrent	**789,917**	**642,913**

Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

27.1 Changes in accounts payable related to concessions

Balance as of January 1, 2021	**731,864**
Additions	65,269
Adjustment to present value	(464,825)
Monetary variations	625,947
Payments	(65,037)
Balance as of September 30, 2021	**893,218**

27.2 Uhes Fundão and Santa Clara

On September 30, 2021, Elejor filed the Term of Acceptance arising from Law No. 14.052/2020, ANEEL Normative Resolution No. 895/2020 and ANEEL Ratifying Resolution No. 2932/2021, which deal with the renegotiation of the Hydrological Risk with Extension of the UHE Santa Clara grant until May 10, 2040 and UHE Fundão until June 10, 2040, as detailed in NE 1(b), thus, the present value of future payments of the UBP (Use of Public Property) for the extension period were recognized on this date.

28. Right-of-use asset and lease liability

The Company recognized right-of-use asset and lease liability as follows:

28.1 Right-of-use asset

	Balance as of January 1, 2021	Additions	Remeasurement adjustment	Amortization	Loss on disposal	Reclassification (a)	Balance as of September 30, 2021
Real estate	23,384	88,106	10,817	(7,763)	(12,812)	(87)	101,645
Vehicles	90,316	6,722	3,032	(24,939)	(68)	427	75,490
Equipment	18,821	573	613	(4,890)	(1,239)	1,371	15,249
	132,521	**95,401**	**14,462**	**(37,592)**	**(14,119)**	**1,711**	**192,384**

(a) Reclassification to Assets classified as held for sale (Note 41).

28.2 Lease liability

28.2.1 Changes in lease liability

Balance as of January 1, 2021		**138,361**
Additions		95,401
Remeasurement adjustment		14,462
Charges		9,808
Amortization - principal		(39,889)
Payment - charges		(5,321)
Write-offs		(14,421)
Reclassification (a)		1,717
Balance as of September 30, 2021		**200,118**
	Current	**47,448**
	Noncurrent	**152,670**

(a) Reclassification to Assets classified as held for sale (Note 41).

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding.

28.2.2 Maturity of noncurrent installments

2022	14,830
2023	36,714
2024	28,233
2025	14,279
2026	6,901
After 2026	109,330
Undiscounted amounts	**210,287**
Embedded interest	(57,617)
Lease liabilities balance	**152,670**

28.2.3 Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal value	Present value
Lease consideration	310,834	200,118
Potential Pis/Cofins	**26,920**	**17,088**

28.3 Impact of forecast inflation on discounted cash flows

In accordance with IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	200,118	237,808	18.83%
Right to use assets	192,384	223,571	16.21%
Financial expense	9,063	12,487	37.78%
Amortization expense	34,477	38,931	12.92%

28.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

	Less than 1 year	1 to 5 years	Over 5 years	09.30.2021
Commitments from leases and rents	7,646	33,848	164,526	206,020

28.5 Receivables from leases

	Less than 1 year	1 to 5 years	Over 5 years	Total 09.30.2021
Facilities sharing	1,001	4,005	16,324	21,330

29. Other Accounts Payable

	09.30.2021	12.31.2020
Fair value in the purchase and sale of power (Note 36.2.12)	717,562	343,406
Generation deviation - wind projects (Note 36.2.11)	79,842	94,089
Public lighting rate collected	29,108	48,188
Customers	35,473	44,508
Aneel Order No. 084/2017 provision	32,546	29,174
Obligations to customers in gas sales operations (a)	34,049	29,508
Pledges in guarantee	27,357	16,409
Investment acquisition	294	14,169
Financial offset for the use of water resources	15,546	9,799
Reimbursements to customer contributions	4,989	4,893
Other liabilities	65,300	71,143
	1,042,066	**705,286**
Current	**328,614**	**235,400**
Noncurrent	**713,452**	**469,886**

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

30. Provisions for Legal Claims and Contingent Liabilities

The Company are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11 to the financial statements at December 31, 2020, are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

30.1 Change in provision for legal claims

	Balances as of January 1, 2021	Income: Provision for litigations Additions	Income: Provision for litigations Reversals	Income: Construction cost Additions	Additions to assets	Settlements	Transfers/ Others (a)	Balances as of September, 30 2021
Tax								
Cofins	107,148	2,319	(1,212)	-	-	-	-	108,255
Others	66,725	2,197	(197)	-	-	(131)	(5,383)	63,211
	173,873	**4,516**	**(1,409)**	-	-	**(131)**	**(5,383)**	**171,466**
Labors	**596,248**	**75,800**	**(21,647)**	-	-	**(77,406)**	**6,087**	**579,082**
Employee benefits	**52,401**	**3,854**	**(16,717)**	-	-	**(762)**	**446**	**39,222**
Civil								
Civil and administrative claims	387,895	53,419	(9,303)	-	-	(54,222)	19	377,808
Easements	111,553	1,058	(137)	5,683	42,318	(156)	-	160,319
Expropriations and property	133,888	676	(13,842)	2,235	9,805	-	-	132,762
Customers	3,973	383	(706)	-	-	-	-	3,650
Environmental	7,174	4,750	(4,964)	-	-	-	(1,300)	5,660
	644,483	**60,286**	**(28,952)**	**7,918**	**52,123**	**(54,378)**	**(1,281)**	**680,199**
Regulatory	**88,699**	**8,728**	**(5,968)**	-	-	**(261)**	-	**91,198**
	1,555,704	**153,184**	**(74,693)**	**7,918**	**52,123**	**(132,938)**	**(131)**	**1,561,167**

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

30.2 Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

	Description	Provisions 09.30.2021	Provisions 12.31.2020	Contingent liabilities 09.30.2021	Contingent liabilities 12.31.2020
Tax					
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	108,256	107,148	7,695	6,554
INSS	Tax requirements related to the social security contribution.	29,647	29,405	103,761	100,165
Federal taxes	Administrative requirements and questions from the Federal Revenue of Brazil.	-	-	83,621	84,027
ICMS	Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' highlighted in the electricity bills issued to a major consumer between May 2011 and December 2013. The law suit was closed after a final and unappealable decision in favor of the Company.	-	-	-	97,404
IPTU	Tax Requirement on Urban Territorial Property on properties affected by the public electricity service.	-	-	112,373	98,459
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	82,640	73,094
Others	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	33,563	37,320	112,449	116,920
		171,466	**173,873**	**502,539**	**576,623**
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**579,082**	**596,248**	**304,263**	**348,463**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	**39,222**	**52,401**	**3,270**	**9,210**
Regulatory					
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	70,188	70,188	-	-
ESBR	ESBR filed Ordinary Law suit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the law suits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	1,047,200	942,640
Excludente Colíder	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the law suit, the Company must return the amounts credited, updated by the IGPM.	-	-	308,040	216,353
Others	Aneel's notifications about possible breaches of regulatory standards	21,010	18,511	194	-
		91,198	**88,699**	**1,355,434**	**1,158,993**

(to be continued)

	Description	Provisions		Contingent liabilities	
		09.30.2021	12.31.2020	09.30.2021	12.31.2020
Civil					
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	73,413	50,330	63,478	41,258
Department of Roads and Roadworks	The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a law suit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature.	-	-	108,181	95,669
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	135,207	125,719	549,074	510,543
PIS / COFINS credit on ICMS	Referring to estimated contingent liability, as per Management's judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 to obtain subsidies until March 29, 2020, in order to improve the proposal to return these tax credits to consumers. Aneel's technical areas prepared a technical note to the aforementioned Public Consultation, delimiting its scope for economic and financial analysis, but without discussing the legal aspects brought up in the scope of Grant 005/2020 and that permeate the theme. The Company and its legal advisors evaluated the documents made available at Public Consultation 005/2021 and are working on preparing their contributions in order to solidify their understanding and safeguard their rights.	-	-	1,769,029	1,755,112
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	113,180	133,560	282,410	282,794
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants	56,185	82,146	67,766	38,127
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	160,139	110,652	29,088	26,001
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	94,906	86,207	140,034	138,341
Indemnification to third parties (expropriations)	Expropriation law suit for construction of electric substation and expropriation of property flooded of power plant.	37,857	44,775	-	45,196
Consumers	Law suits seeking compensation for damages caused in household appliances, industrial and commercial machines, law suits claiming damages for pain and suffering caused by service interruption and law suits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	3,650	3,920	3,964	3,768
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the law suits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	5,662	7,174	193,158	180,068
		680,199	**644,483**	**3,206,182**	**3,116,877**
		1,561,167	**1,555,704**	**5,371,688**	**5,210,166**

31. Equity

31.1 Capital

On September 30, 2021, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2020). It includes shares (with no par value) and the main shareholders are presented below, already considering the adjusted number of shares after the split approved by Management:

Shareholders	Common		Class "A" Preferred		Class "B" preferred		Number of shares in units Total	
	number of share	%	number of share	%	number of share	%	number of share	%
State of Paraná	734,316,196	69.66	-	-	115,969,784	6.91	850,285,980	31.07
BNDES	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Eletrobras	15,307,740	1.45	-	-	-	-	15,307,740	0.56
Free float:								
B3	123,205,498	11.69	660,230	21.11	850,332,878	50.63	974,198,606	34.25
NYSE	46,550,542	4.42	-	-	186,202,168	11.09	232,752,710	9.86
Latibex	229,067	0.02	-	-	1,684,543	0.10	1,913,610	0.07
City Halls	1,783,930	0.17	93,260	2.98	34,710	-	1,911,900	0.07
Other shareholders	1,535,925	0.15	2,374,510	75.91	464,959	0.03	4,375,394	0.16
	1,054,090,460	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**2,736,553,750**	**100.00**

31.2 Equity valuation adjustments

Balance as of January 1, 2021	**353,349**
Actuarial liabilities	
Post employment benefits	-
Taxes on adjustments (a)	(15,821)
Post employment benefits - equity in the earnings of investees, net of taxes.	-
Realization of equity evaluation adjustment	
Deemed cost of fixed assets	(53,739)
Taxes on adjustments	18,272
Deemed cost of fixed assets - equity in the parent company, net of taxes	-
Actuarial liability - investment realization	(33,205)
Balance as of September 30, 2021	**268,856**

(a) derecognition of deferred tax assets on actuarial liabilities of Copel SER because there is no reasonable certainty that sufficient future taxable income will be generated for its absorption

31.3 Earnings per share - basic and diluted

Parent company	Continuing operations	Discontinued operations	Total 09.30.2021	Continuing operations	Discontinued operations	Total 09.30.2020
Basic and diluted numerator						
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:						
Common shares	1,350,360	499,896	1,850,256	1,396,311	23,525	1,419,836
Class "A" preferred shares	4,059	1,438	5,497	4,244	58	4,302
Class "B" preferred shares	2,025,140	684,042	2,709,182	1,358,725	22,893	1,381,618
	3,379,559	**1,185,376**	**4,564,935**	**2,759,280**	**46,476**	**2,805,756**
Basic and diluted denominator						
Weighted average of shares (in thousands):						
Common shares	1,218,093,751	1,218,093,751	1,218,093,751	1,450,310,800	1,450,310,800	1,450,310,800
Class "A" preferred shares	3,185,750	3,185,750	3,185,750	3,268,067	3,268,067	3,268,067
Class "B" preferred shares	1,515,274,249	1,515,274,249	1,515,274,249	1,282,974,883	1,282,974,883	1,282,974,883
	2,736,553,750	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders						
Common shares	1.10858	0.41039	1.51897	0.96276	0.01622	0.97898
Class "A" preferred shares	1.27410	0.45143	1.72553	1.29812	0.01784	1.31596
Class "B" preferred shares	1.33648	0.45143	1.78791	1.05904	0.01784	1.07688

Parent company	Continued operations	Discontinued operations	Total 07.01.2021 to 09.30.2021	Continued operations	Discontinued operations	Total 07.01.2020 to 09.30.2020
Basic and diluted numerator						
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:						
Common shares	652,004	466,218	1,118,222	339,536	7,006	346,542
Class "A" preferred shares	2,050	1,341	3,391	1,623	17	1,640
Class "B" preferred shares	1,069,530	637,959	1,707,489	330,397	6,817	337,214
	1,723,584	**1,105,518**	**2,829,102**	**671,556**	**13,840**	**685,396**
Basic and diluted denominator						
Weighted average of shares (in thousands):						
Common shares	1,218,093,751	1,218,093,751	1,218,093,751	1,450,310,800	1,450,310,800	1,450,310,800
Class "A" preferred shares	3,185,750	3,185,750	3,185,750	3,268,067	3,268,067	3,268,067
Class "B" preferred shares	1,515,274,249	1,515,274,249	1,515,274,249	1,282,974,883	1,282,974,883	1,282,974,883
	2,736,553,750	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders						
Common shares	0.53527	0.38274	0.91801	0.23411	0.00483	0.23894
Class "A" preferred shares	0.64345	0.42102	1.06447	0.49660	0.00531	0.50191
Class "B" preferred shares	0.70583	0.42102	1.12685	0.25752	0.00531	0.26283

The results presented were calculated based on the new number of shares, after the share split approved at the General Meeting, as described in Note 3.6.1.

31.4 Additional proposed dividend from non-capitalized profit reserve

On March 17, 2021, the Board of Directors approved the distribution of the proposed additional dividends with a balance of uncapitalizes profits reserve from previous periods, based on the statutory provision that allows this resolution by the Board. On April 30, 2021, there was a partial payment of dividends in the amount of R$1,250,000 and the remaining balance of R$257,449 on August 11, 2021.

31.5 Deliberation on Interim Dividends and Interest on Equity

On 09.16.2021, the Board of Directors approved the payment of the first earnings of 2021 in the amount of R$1,436,639, with interim dividends of R$1,197,003 and Interest on Equity of R$239,636 with expected payment in 11.30.2021.

32. Net Operating Revenue

	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenues 09.30.2021	Net revenues 09.30.2020
Electricity sales to final customers	8,594,116	(639,818)	(1,678,698)	(940,784)	-	**5,334,816**	**4,884,027**
Electricity sales to distributors	5,019,792	(631,454)	(16,790)	(53,458)	-	**4,318,090**	**2,343,848**
Use of the main distribution and transmission grid	7,402,031	(518,993)	(1,699,071)	(1,319,383)	-	**3,864,584**	**3,056,839**
Construction income	1,383,117	-	-	-	-	**1,383,117**	**920,664**
Fair value of assets from the indemnity for the concession	97,588	-	-	-	-	**97,588**	**12,977**
Distribution of piped gas	672,564	(53,626)	(114,560)	-	(425)	**503,953**	**379,271**
Sectorial financial assets and liabilities result	1,845,084	(170,669)	-	-	-	**1,674,415**	**264,032**
Other operating revenue	234,410	(15,952)	(76)	-	(4,350)	**214,032**	**305,870**
Recovery of Pis/Pasep and Cofins on ICMS	-	-	-	-	-	-	**810,563**
	25,248,702	**(2,030,512)**	**(3,509,195)**	**(2,313,625)**	**(4,775)**	**17,390,595**	**12,978,091**

	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenues 07.01.2021 to 09.30.2021	Net revenues 07.01.2020 to 09.30.2020
Electricity sales to final customers	3,366,473	(252,087)	(641,710)	(590,598)	-	**1,882,078**	**1,577,819**
Electricity sales to distribuitors	2,259,255	(277,966)	(5,390)	(16,917)	-	**1,958,982**	**800,810**
Use of the main distribution and transmission grid	2,618,924	(185,055)	(575,911)	(421,597)	-	**1,436,361**	**1,065,218**
Construction income	512,311	-	-	-	-	**512,311**	**347,675**
Fair value of assets from the indemnity for the concession	28,869	-	-	-	-	**28,869**	**8,629**
Distribution of piped gas	264,719	(21,066)	(45,204)	-	(162)	**198,287**	**126,546**
Sectorial financial assets and liabilities result	975,346	(90,219)	-	-	-	**885,127**	**242,300**
Other operating revenue	89,447	(11,951)	(12)	-	(1,716)	**75,768**	**159,426**
Recovery of Pis/Pasep and Cofins on ICMS	-	-	-	-	-	-	**1,409**
	10,115,344	**(838,344)**	**(1,268,227)**	**(1,029,112)**	**(1,878)**	**6,977,783**	**4,329,832**

32.1 Revenue by type and/or class of customers

	09.30.2021	09.30.2020	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Electricity sales to final customers	**8,594,116**	**6,983,650**	**3,366,473**	**2,200,643**
Residential	2,821,690	2,259,075	1,145,364	711,402
Industrial	863,936	717,788	359,536	237,129
Trade, services and other activities	1,482,354	1,248,113	593,260	362,065
Rural	599,268	449,030	237,055	130,263
Public entities	176,798	143,140	74,780	38,785
Public lighting	228,465	171,720	99,685	52,773
Public service	277,376	219,090	114,484	67,238
Free consumers	1,641,537	1,250,088	582,408	449,960
Donations and grants	502,692	525,606	159,901	151,028
Electricity sales to distributors	**5,019,792**	**2,700,170**	**2,259,255**	**921,442**
Bilateral contracts	1,792,257	1,545,633	682,776	544,126
Regulated contracts	756,220	692,875	249,099	241,875
Electric Energy Trade Chamber - CCEE	2,374,857	404,709	1,291,070	112,043
Effective interest - grant bônus (Note 10.3)	96,458	56,953	36,310	23,398
Use of the main distribution and transmission grid	**7,402,031**	**6,316,557**	**2,618,924**	**2,128,901**
Residential	2,207,361	2,030,278	771,159	674,393
Industrial	1,079,017	930,584	398,643	323,259
Trade, services and other activities	1,276,928	1,180,392	446,905	373,111
Rural	461,828	401,694	156,415	125,845
Public entities	142,005	131,228	52,628	39,328
Public lighting	158,677	154,270	55,240	52,498
Public service	159,128	144,434	57,375	48,206
Free consumers	1,056,057	817,969	387,185	292,606
Concessionaires and generators	56,885	43,719	21,867	15,772
Operating and maintenance income - O&M and interest income	804,145	481,989	271,507	183,883
Construction income	**1,383,117**	**920,664**	**512,311**	**347,675**
Power distribution service concession	1,188,952	759,229	426,694	294,435
Power gas distribution service concession	8,648	6,007	2,979	1,392
Power transmission concession (a)	185,517	155,428	82,638	51,848
Fair value of assets from the indemnity for the concession	**97,588**	**12,977**	**28,869**	**8,629**
Distribution of piped gas	**672,564**	**513,490**	**264,719**	**169,355**
Sectorial financial assets and liabilities result	**1,845,084**	**291,058**	**975,346**	**266,997**
Other operating revenue	**234,410**	**335,063**	**89,447**	**170,208**
Leasing and rent (32.2)	178,525	128,369	68,288	46,197
Fair value in the purchase and sale of power	1,323	138,231	(18,090)	103,497
Income from rendering of services	49,659	33,314	30,023	12,059
Other income	4,903	35,149	9,226	8,455
GROSS OPERATING REVENUE	**25,248,702**	**18,073,629**	**10,115,344**	**6,213,850**
(-) Pis/Pasep and Cofins	(2,030,512)	(1,439,058)	(838,344)	(467,292)
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	-	810,563	-	1,409
(-) ICMS (VAT)	(3,509,195)	(3,119,004)	(1,268,227)	(971,875)
(-) Service tax (ISSQN)	(4,775)	(3,133)	(1,878)	(1,258)
(-) Sectorial charges (32.3)	(2,313,625)	(1,344,906)	(1,029,112)	(445,002)
NET OPERATING REVENUE	**17,390,595**	**12,978,091**	**6,977,783**	**4,329,832**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 11.3

32.2 Leases and rentals

32.2.1 Revenue from leases and rentals

Consolidated	09.30.2021	09.30.2020
Equipment and structures	177,956	127,893
Facilities sharing	417	369
Real estate	152	107
	178,525	**128,369**

Consolidated	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Equipment and structures	68,042	46,111
Facilities sharing	206	45
Real estate	40	41
	68,288	**46,197**

32.3 Regulatory charges

	09.30.2021	09.30.2020
Energy Development Account - "CDE" - Power distribution service concession (32.3.1)	1,299,982	1,148,070
Other charges - rate flags	807,519	23,598
Research and development and energy efficiency - R&D and EEP	138,786	98,416
Global Reversion Reserve - RGR quota	32,338	47,199
Energy Development Account - "CDE" - Power transmission concession	25,890	19,175
Inspection fee	9,110	8,448
	2,313,625	**1,344,906**

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Energy Development Account - "CDE" - Power distribution service concession	437,736	382,839
Other charges - rate flags	518,157	196
Research and development and energy efficiency - R&D and EEP	56,869	34,310
Global Reversion Reserve - RGR quota	2,622	17,605
Energy Development Account - "CDE" - Power transmission concession	9,551	7,162
Inspection fee	4,177	2,890
	1,029,112	**445,002**

32.3.1 Energy Development Account - CDE - power distribution concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, by average of a charge included in the tariffs. The Company makes payments for the "CDE USO" charge, intended to cover the CDE's objectives set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it.

As of June 2021, the Company will pay the quota related to CDE COVID Account in the amount of R$ 29,032, segregated between CDE Uso and CDE Energia. This charge, passed on in the tariff to consumers is due by distribution concessionaires and licensees according to Order 939/2021, has the purpose of amortizing the credit operation contracted by the Electric Energy Commercialization Chamber - CCEE in the management of the COVID Account, under the terms of Normative Resolution No. 885/2020.

The balance is as follows:

Resolutions	Period	09.30.2021
CDE USO		
Resolution No. 2,814/2020	January	163,844
Resolution No. 2,833/2021	February	157,767
Resolution No. 2,834/2021	March and April	277,844
Resolution No. 2,864/2021	Mai and June	584,398
Order No. 939/2021	June	61,148
		1,245,001
CDE ENERGIA		
Order No. 939/2021	June	54,981
		1,299,982

32.4 Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS's 5th Periodic Tariff Review Cycle 2021 through Ratifying Resolution No. 2,886, dated June 22, 2021, authorizing average adjustment of 9.89% (0.41% in 2020) applied to consumers and whose application occurred in full to tariffs as from June 24, 2021.

Item	Composition %
Update of portion A	1.05%
Update of portion B	8.63%
Inclusion of financial components	1.19%
Financial components of the previous tariff process	-0.98%
Medium effect	**9.89%**
High voltage consumers	9.57%
Low voltage consumers	10.04%

33. Operating Costs and Expense

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2021
Electricity purchased for resale (33.1)	(7,141,896)	-	-	-	(7,141,896)
Charge of the main distribution and transmission grid	(1,622,807)	-	-	-	(1,622,807)
Personnel and management (33.2)	(641,974)	(8,816)	(331,137)	-	(981,927)
Pension and healthcare plans (Note 24.3)	(125,237)	(1,212)	(58,197)	-	(184,646)
Materials and supplies	(45,388)	(21)	(4,633)	-	(50,042)
Materials and supplies for power electricity	(1,156,450)	-	-	-	(1,156,450)
Natural gas and supplies for gas business	(360,069)	-	-	-	(360,069)
Third-party services (33.3)	(370,794)	(5,064)	(120,051)	-	(495,909)
Depreciation and amortization	(725,934)	(1)	(36,347)	(11,515)	(773,797)
Credit losses, provisions and reversals (33.4)	110,518	(129,705)	-	(79,499)	(98,686)
Construction cost (33.5)	(1,351,173)	-	-	-	(1,351,173)
Hydrological risk renegotiation (a)	-	-	-	1,570,543	1,570,543
Other operating costs and expenses, net (33.6)	(128,685)	538	(73,156)	(9,539)	(210,842)
	(13,559,889)	**(144,281)**	**(623,521)**	**1,469,990**	**(12,857,701)**

(a) Please refer to note 1.b for further details

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	07.01.2021 to 09.30.2021
Electricity purchased for resale (33.1)	(3,479,170)	-	-	-	(3,479,170)
Charge of the main distribution and transmission grid	(490,835)	-	-	-	(490,835)
Personnel and management (33.2)	(219,435)	(2,556)	(131,160)	-	(353,151)
Pension and healthcare plans (Note 24.3)	(41,658)	(397)	(19,596)	-	(61,651)
Materials and supplies	(15,798)	(11)	(1,925)	-	(17,734)
Materials and supplies for power electricity	(551,727)	-	-	-	(551,727)
Natural gas and supplies for gas business	(141,705)	-	-	-	(141,705)
Third-party services (33.3)	(132,288)	(1,314)	(39,908)	-	(173,510)
Depreciation and amortization	(244,756)	-	(13,713)	(3,837)	(262,306)
Credit losses, provisions and reversals (33.4)	(15,688)	(48,361)	-	(41,842)	(105,891)
Construction cost (33.5)	(478,620)	-	-	-	(478,620)
Hydrological risk renegotiation (a)	-	-	-	1,570,543	1,570,543
Other operating costs and expenses, net (33.6)	(43,281)	3,860	(23,722)	11,048	(52,095)
	(5,854,961)	**(48,779)**	**(230,024)**	**1,535,912**	**(4,597,852)**

(a) Please refer to note 1.b for further details

	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2020
Electricity purchased for resale (33.1)	(4,508,361)	-	-	-	(4,508,361)
Charge of the main distribution and transmission grid	(994,507)	-	-	-	(994,507)
Personnel and management (33.2)	(650,190)	(8,268)	(269,100)	-	(927,558)
Pension and healthcare plans (Note 24.3)	(121,388)	(1,201)	(48,313)	-	(170,902)
Materials and supplies	(49,100)	(91)	(4,881)	-	(54,072)
Materials and supplies for power electricity	(143,409)	-	-	-	(143,409)
Natural gas and supplies for gas business	(263,610)	-	-	-	(263,610)
Third-party services (33.3)	(296,484)	(3,795)	(113,391)	-	(413,670)
Depreciation and amortization	(696,288)	(107)	(33,985)	(11,516)	(741,896)
Credit losses, provisions and reversals (33.4)	(104,517)	(116,518)	-	(194,507)	(415,542)
Construction cost (33.5)	(941,215)	-	-	-	(941,215)
Other operating costs and expenses, net (33.6)	(128,079)	(12,445)	(68,679)	(65,002)	(274,205)
	(8,897,148)	**(142,425)**	**(538,349)**	**(271,025)**	**(9,848,947)**

	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	1º.07.2020 a 30.09.2020
Electricity purchased for resale (33.1)	(1,542,643)	-	-	-	(1,542,643)
Charge of the main distribution and transmission grid	(431,353)	-	-	-	(431,353)
Personnel and management (33.2)	(218,027)	(2,782)	(93,631)	-	(314,440)
Pension and healthcare plans (Note 24.3)	(40,027)	(375)	(16,372)	-	(56,774)
Materials and supplies	(15,516)	(3)	(1,084)	-	(16,603)
Materials and supplies for power electricity	(21,277)	-	-	-	(21,277)
Natural gas and supplies for gas business	(82,561)	-	-	-	(82,561)
Third-party services (33.3)	(105,248)	(1,250)	(37,460)	-	(143,958)
Depreciation and amortization	(231,059)	(107)	(11,978)	(3,838)	(246,982)
Credit losses, provisions and reversals (33.4)	5,985	(20,109)	-	(141,777)	(155,901)
Construction cost (33.5)	(371,159)	-	-	-	(371,159)
Other operating costs and expenses, net (33.6)	(71,580)	(2,557)	(15,879)	(24,264)	(114,280)
	(3,124,465)	**(27,183)**	**(176,404)**	**(169,879)**	**(3,497,931)**

33.1 Electricity purchased for resale

	09.30.2021	09.30.2020
Purchase of Energy in the Regulated Environment - CCEAR	2,773,986	2,215,154
Itaipu Binacional	1,329,657	1,316,495
Electric Energy Trade Chamber - CCEE	1,574,299	460,342
Bilateral contracts	1,813,336	737,943
Program for incentive to alternative energy sources - Proinfa	203,312	165,900
Micro and mini generators and repurchase of customers	222,155	110,392
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(774,849)	(497,865)
	7,141,896	**4,508,361**

	07.01.2021 to 09.30.2021	1º.07.2020 a 30.09.2020
Purchase of Energy in the Regulated Environment - CCEAR	1,148,113	742,204
Electric Energy Trade Chamber - CCEE	1,120,529	136,002
Itaipu Binacional	440,650	471,355
Bilateral contracts	941,637	269,925
Program for incentive to alternative energy sources - Proinfa	67,691	55,250
Micro and mini generators and repurchase of customers	91,258	43,716
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(330,708)	(175,809)
	3,479,170	**1,542,643**

33.2 Personnel and management

	09.30.2021	09.30.2020
Personnel		
Salaries and management fees	465,638	472,875
Social charges on payroll	163,422	169,389
Meal and education allowance	76,299	80,121
Voluntary retirement program	14,392	-
	719,751	**722,385**
Management		
Salaries and management fees	12,917	13,196
Social charges on payroll	2,735	2,108
Other expenses	190	171
	15,842	**15,475**
Provisions for performance and profit sharing of employees and administrators	**246,334**	**189,698**
	981,927	**927,558**

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Personnel		
Wages and salaries	152,584	160,599
Social charges on payroll	53,421	56,665
Meal assistance and education allowance	25,470	26,107
Voluntary retirement program	14,392	-
	245,867	**243,371**
Management		
Wages and salaries	4,357	4,319
Social charges on payroll	882	956
Other expenses	56	60
	5,295	**5,335**
Provisions for performance and profit sharing of employees and administrators	**101,989**	**65,734**
	353,151	**314,440**

33.3 Third party services

	09.30.2021	09.30.2020
Maintenance of electrical system	203,308	150,008
Maintenance of facilities	83,170	75,891
Communication, processing and transmission of data	47,972	21,809
Consumer service	45,483	37,170
Meter reading and bill delivery	39,692	35,737
Consulting and audit	26,236	35,148
Other services	50,048	57,907
	495,909	**413,670**

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Maintenance of electrical system	64,530	57,652
Maintenance of facilities	29,177	27,919
Communication, processing and transmission of data	17,153	2,771
Consumer service	17,229	13,213
Meter reading and bill delivery	13,850	11,743
Consulting and audit	5,679	12,878
Other services	25,892	17,782
	173,510	**143,958**

33.4 Credit losses, provisions and reversals

	09.30.2021	09.30.2020
Provision for legal claims (a)	76,106	197,573
Impairment of assets		
Pow er generation concession contract (Note 10.4)	(2,604)	(5,259)
QNPR gas impairment (amount paid and not w ithdraw n) (b)	15,688	-
Property, plant and equipment - generation segment (Note 18.4)	(123,602)	101,807
Property, plant and equipment - telecommunications segment (Note 18.8)	-	-
Expected credit losses (Trade accounts and Other receivables)	129,705	116,518
Tax credits estimated losses	3,393	(3,066)
Provision for losses on equity interests	-	7,969
	98,686	**415,542**

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Provision for litigations	41,637	143,117
Impairment of assets		
Pow er generation concession contract	-	(3,530)
QNPR gas impairment (amount paid and not w ithdraw n) (b)	15,688	-
Property, plant and equipment - generation segment	-	(2,480)
Property, plant and equipment - telecommunications segment	-	25
Expected credit losses (Trade accounts and Other receivables)	48,361	20,109
Tax credits estimated losses	205	(1,340)
Provision for losses on equity interests	-	-
	105,891	**155,901**

(a) The variation in provisions for legal claims occurred due to the review of the assessment of the Company's legal advisors, mainly in civil claims. The details of the actions are shown in Note 30.

(b) The contracts between Petrobras and Compagás were offset by the volume of 55,770,890 m³, disregarding the difference in gas pricing between the contracts (NE 12.1). However, the parties have not reached a consensus to this date, and the amount of R$ 15,688 remains in dispute. In view of the compensation made by PETROBRAS and the uncertainty in the reimbursement of the difference in Reais of the referred Assignment, a provision was made for this amount until the end of the transaction.

33.5 Construction costs

	09.30.2021	09.30.2020
Materials and supplies	778,900	506,457
Third party services	439,418	303,906
Personnel	113,130	100,963
Others (a)	19,725	29,889
	1,351,173	**941,215**

(a) The balance includes the reversal amount of provisions for legal claims, in the total amount of R$ 6,921.

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Materials and supplies	272,879	178,597
Third party services	156,429	135,089
Personnel	39,155	40,423
Others (a)	10,157	17,050
	478,620	**371,159**

33.6 Other operating costs and expenses, net

	09.30.2021	09.30.2020
Financial offset for the use of water resources	66,793	46,930
Collection charge	38,215	35,484
Compensation	36,972	30,277
Donations, contributions, grants, tax incentives (a)	32,151	6,214
Taxes	30,008	26,286
Leasing and rent	13,937	8,731
Net losses in the decommissioning and disposal of assets	(4,628)	36,529
Advertising and publicity		
Associação das Emissoras de Radiodifusão do Paraná - AERP	8,518	8,606
Talento Olímpico Paranaense - TOP	3,972	1,753
Sponsorship	400	3,104
Publicity	7,901	7,071
Other net income, costs and expenses	(23,397)	63,220
	210,842	**274,205**

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Financial offset for the use of water resources	25,090	26,817
Collection charge	12,379	11,460
Compensation	11,026	4,816
Donations, contributions, grants, tax incentives (a)	30,593	740
Taxes	11,014	7,916
Leasing and rent	8,562	2,470
Losses in the decommissioning and disposal of assets	(20,266)	12,903
Advertising and publicity		
Associação das Emissoras de Radiodifusão do Paraná - AERP	2,832	2,822
Talento Olímpico Paranaense - TOP	1,494	-
Sponsorship	226	2,260
Putlicity	3,773	1,410
Other net income, costs and expenses	(34,628)	40,666
	52,095	**114,280**

34. Financial Results

	09.30.2021	09.30.2020
Financial income		
Interest and monetary variation of CRC transfer (Note 8.1)	255,777	237,641
Arrears charges on bills	247,187	175,816
Return on financial investments	85,540	63,637
Monetary variation over the Itaipu power purchase	33,000	17,519
Remuneration of net sectorial assets and liabilities (Note 9.2)	18,007	18,025
Recognition of tax credit (Note 13.2.1)	14,826	940,917
Exchange variation on loan collateral	10,518	46,611
Monetary variation and adjustment to present value of accounts	-	-
payable related to the concession (Note 27.1)	3,434	1,213
Derivatives fair value - forward contract (Note 36.2.3 - b)	-	28,310
Other financial income	82,611	126,387
(-) Pis/Pasep and Cofins taxes on interes on capital	(32,330)	(72,556)
	718,570	**1,583,520**
(-) Financial expenses		
Monetary and exchange variation and debt charges	555,579	462,436
Monetary variation and adjustment to present value of accounts		
payable related to the concession (Note 27.1)	164,556	126,949
Monetary variation over the Itaipu power purchase	44,614	70,489
Derivatives fair value - forward contract (Note 36.2.3 - b)	17,224	-
Interest on R&D and EEP (Note 26.2)	9,143	10,510
Interest and monetary variation of CRC transfer (Note 8.1)	1,787	-
Remuneration of net sectorial assets and liabilities (Note 9.2)	1,725	62
PIS/Pasep/Cofins taxes on interest on capital	28	-
Other financial expenses	44,098	45,110
	838,754	**715,556**
Net	**(120,184)**	**867,964**

	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Financial income		
Interest and monetary variation of CRC transfer (Note 8.1)	32,522	139,059
Arrears charges on bills	72,784	75,287
Return on financial investments	53,941	17,745
Monetary variation over the Itaipu power purchase	199	481
Remuneration of net sectorial assets and liabilities (Note 9.2)	8,873	2,515
Recognition of tax credit (Note 13.2.1)	6,170	4,393
Exchange variation on loan collateral	10,507	5,289
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 27.1)	1,175	380
Derivatives fair value - forward contract (Note 36.2.3 - b)	-	7,244
Other financial income	35,039	30,754
(-) Pis/Pasep and Cofins taxes on interes on capital	(9,351)	(12,645)
	211,859	**270,502**
(-) Financial expenses		
Monetary and exchange variation and debt charges	247,651	131,876
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 27.1)	24,763	71,127
Monetary variation over the Itaipu power purchase	17,989	7,566
Derivatives fair value - forward contract (Note 36.2.3 - b)	9,813	-
Interest on R&D and EEP (Note 26.2)	3,796	2,567
Interest and monetary variation of CRC transfer (Note 8.1)	(1)	-
Remuneration of net sectorial assets and liabilities (Note 9.2)	785	-
PIS/Pasep/Cofins taxes on interest on capital	-	-
Other financial expenses	17,536	10,390
	322,332	**223,526**
Net	**(110,473)**	**46,976**

35. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-maker responsible for allocating funds and assessing performance.

35.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until September 30, 2021, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until September 30, 2021.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements at December 31, 2020.

35.2 Company's reportable segments

The reportable segments of the Company, in accordance with IFRS 8, are:

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services. The segment was discontinued after the completion of the divestment process of Copel Telecomunicações, detailed in Note 41;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding Company (HOL) - its attribution is to participate in other companies.

35.3 Assets by reportable segment

ASSETS 09.30.2021	Electric Energy GET	 DIS	 COM	TEL	GAS	HOL	Reclassi-fications Note 41	Intersegment operations	Consolidated
TOTAL ASSETS	**22,797,729**	**21,252,146**	**1,742,573**	-	**811,396**	**4,386,431**	**(1,451,159)**	**294,790**	**49,833,906**
CURRENT ASSETS	**2,432,134**	**6,121,239**	**763,831**	-	**329,927**	**3,534,606**	**(652,886)**	**(514,420)**	**12,014,431**
NON-CURRENT ASSETS	**20,365,595**	**15,130,907**	**978,742**	-	**481,469**	**851,825**	**(798,273)**	**809,210**	**37,819,475**
Long term assets	6,312,723	8,580,332	973,447	-	362,383	662,516	(129,077)	(206,964)	16,555,360
Investments	2,852,234	542	-	-	-	152,609	-	-	3,005,385
Property, plant and equipment	9,296,279	-	257	-	-	17,711	(651,458)	651,458	9,314,247
Intangible assets	1,845,899	6,446,351	3,434	-	105,014	4,423	(8,202)	355,180	8,752,099
Right-of-use asset	58,460	103,682	1,604	-	14,072	14,566	(9,536)	9,536	192,384

ASSETS 12.31.2020	Electric Energy GET	 DIS	 COM	TEL	GAS	HOL	Reclassi-ficações NE n° 41	Intersegment operations	Consolidated
TOTAL ASSETS	**20,945,910**	**20,407,088**	**1,053,099**	**1,565,593**	**749,434**	**4,733,847**	**(1,230,546)**	**(1,439,761)**	**46,784,664**
CURRENT ASSETS	**3,137,219**	**6,198,414**	**390,695**	**666,654**	**245,028**	**2,543,995**	**(380,954)**	**(1,393,620)**	**11,407,431**
NON-CURRENT ASSETS	**17,808,691**	**14,208,674**	**662,404**	**898,939**	**504,406**	**2,189,852**	**(849,592)**	**(46,141)**	**35,377,233**
Long term assets	5,561,545	7,915,662	660,229	136,527	358,719	2,007,064	(110,834)	(438,633)	16,090,279
Investments	2,574,402	808	-	-	-	154,307	-	-	2,729,517
Property, plant and equipment	9,420,859	-	224	734,172	-	24,500	(716,924)	32,629	9,495,460
Intangible assets	223,222	6,203,387	1,833	16,993	132,366	2,379	(10,587)	359,863	6,929,456
Right-of-use asset	28,663	88,817	118	11,247	13,321	1,602	(11,247)	-	132,521

35.4 Statement of income by reportable segment

STATEMENT OF INCOME 09.30.2021	Electric Energy GET GER	 TRA	 DIS	 COM	TEL	GAS	HOL	Reclassi-fications Note 41	Inter-segment operations	Consolidated
NET OPERATING REVENUES	**4,410,203**	**1,175,370**	**10,786,833**	**3,284,977**	**243,611**	**562,747**	**16,238**	**(228,379)**	**(2,861,005)**	**17,390,595**
Net operating revenues - third-parties	2,645,719	899,074	10,745,682	2,542,399	228,379	541,483	16,238	(228,379)	-	17,390,595
Net operating revenues - between segments	1,764,484	276,296	41,151	742,578	15,232	21,264	-	-	(2,861,005)	-
OPERATING COSTS AND EXPENSES	**(3,185,028)**	**(326,819)**	**(9,917,998)**	**(3,214,793)**	**(222,883)**	**(458,425)**	**(143,074)**	**81,805**	**2,958,971**	**(14,428,244)**
Energy purchased for resale	(864,001)	-	(5,588,253)	(3,197,593)	-	-	-	-	2,507,951	(7,141,896)
Charges for use of the main transmission grid	(385,215)	-	(1,531,254)	-	-	-	-	-	293,662	(1,622,807)
Personnel and management	(178,570)	(106,993)	(564,331)	(10,927)	(39,365)	(27,058)	(54,683)	-	-	(981,927)
Pension and healthcare plans	(32,438)	(20,637)	(116,336)	(1,150)	(6,289)	(3,703)	(4,093)	-	-	(184,646)
Materials and supplies	(7,305)	(3,018)	(38,463)	(15)	(965)	(939)	(304)	965	2	(50,042)
Raw materials and supplies for generation	(1,175,859)	-	-	-	-	-	-	-	19,409	(1,156,450)
Natural gas and supplies for gas business	-	-	-	-	-	(360,069)	-	-	-	(360,069)
Third party services	(122,976)	(23,855)	(337,693)	(2,269)	(38,690)	(10,827)	(17,816)	38,690	19,527	(495,909)
Depreciation and amortization	(425,094)	(7,985)	(304,034)	(158)	(77,901)	(30,804)	(2,440)	1,893	72,726	(773,797)
Provision (reversal) for litigations	(6,949)	1,335	(55,541)	(216)	4,845	63	(14,798)	(4,845)	-	(76,106)
Impairment of assets	126,361	(155)	-	-	5,156	(15,688)	-	(5,156)	-	110,518
Other estimated losses, provisions and reversals	(547)	(2,746)	(131,926)	(174)	(8,612)	2,294	(25,234)	8,612	25,235	(133,098)
Construction cost	-	(153,573)	(1,188,952)	-	-	(8,648)	-	-	-	(1,351,173)
Other operating costs and expenses, net	(112,435)	(9,192)	(61,215)	(2,291)	(61,062)	(3,046)	(23,706)	41,646	20,459	(210,842)
EQUITY IN EARNINGS OF INVESTEES	**11,371**	**259,538**	-	-	-	-	**8,057**	-	-	**278,966**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,236,546**	**1,108,089**	**868,835**	**70,184**	**20,728**	**104,322**	**(118,779)**	**(146,574)**	**97,966**	**3,241,317**
Financial income	76,498	11,016	341,876	10,224	19,183	11,796	278,472	(19,180)	(11,315)	718,570
Financial expenses	(363,649)	(103,380)	(256,356)	(140)	(44,928)	(6,143)	(120,401)	44,928	11,315	(838,754)
OPERATING PROFIT (LOSS)	**949,395**	**1,015,725**	**954,355**	**80,268**	**(5,017)**	**109,975**	**39,292**	**(120,826)**	**97,966**	**3,121,133**
Income tax and social contribution	(721,056)	(234,290)	(310,585)	(27,327)	(6,284)	(41,392)	89,210	47,648	(24,726)	(1,228,802)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**228,339**	**781,435**	**643,770**	**52,941**	**(11,301)**	**68,583**	**128,502**	**(73,178)**	**73,240**	**1,892,331**
Result of discontinued operations	-	-	-	-	-	-	-	73,178	-	1,189,557
NET INCOME (LOSS)	**228,339**	**781,435**	**643,770**	**52,941**	**(11,301)**	**68,583**	**128,502**	-	**73,240**	**3,081,888**

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi-fications Note 41	Inter-segment operations	Consolidated
	GET									
09.30.2020	GER	TRA	DIS	COM						
NET OPERATING REVENUES	**2,711,606**	**781,635**	**8,683,105**	**285,743**	**395,321**	**1,759,112**	-	**(261,881)**	**(1,376,550)**	**12,978,091**
Net operating revenues - third-parties	1,655,528	556,563	8,644,626	261,881	391,327	1,730,047	-	(261,881)	-	12,978,091
Net operating revenues - between segments	1,056,078	225,072	38,479	23,862	3,994	29,065	-	-	(1,376,550)	-
OPERATING COSTS AND EXPENSES	**(1,608,586)**	**(357,420)**	**(7,111,470)**	**(257,865)**	**(329,044)**	**(1,611,191)**	**(125,924)**	**176,008**	**1,376,550**	**(9,848,942)**
Energy purchased for resale	(88,457)	-	(3,904,215)	-	-	(1,595,494)	-	-	1,079,805	(4,508,361)
Charges for use of the main transmission grid	(359,720)	-	(878,872)	-	-	-	-	-	244,085	(994,507)
Personnel and management	(169,914)	(101,836)	(552,770)	(48,529)	(27,475)	(9,441)	(17,593)	-	-	(927,558)
Pension and healthcare plans	(28,372)	(17,817)	(110,137)	(8,370)	(3,224)	(1,079)	(1,903)	-	-	(170,902)
Materials and supplies	(6,934)	(2,524)	(43,630)	(1,266)	(443)	(6)	(535)	1,266	-	(54,072)
Raw materials and supplies for generation	(147,136)	-	-	-	-	-	-	-	3,727	(143,409)
Natural gas and supplies for gas business	-	-	-	-	(263,610)	-	-	-	-	(263,610)
Third party services	(87,034)	(18,332)	(300,495)	(49,724)	(8,739)	(1,441)	(25,930)	49,724	28,301	(413,670)
Depreciation and amortization	(436,777)	(7,413)	(275,543)	(110,352)	(15,062)	(50)	(1,628)	104,931	-	(741,894)
Provision (reversal) for litigations	(49,681)	(22,984)	(71,367)	(1,562)	(48)	(67)	(53,425)	1,562	-	(197,572)
Impairment of assets	(96,548)	-	-	34,127	-	-	-	(34,127)	-	(96,548)
Other estimated losses, provisions and reversals	(10,072)	2,254	(112,199)	(20,355)	(349)	(1,055)	-	20,355	-	(121,421)
Construction cost	-	(175,979)	(759,229)	-	(6,007)	-	-	-	-	(941,215)
Other operating costs and expenses, net	(127,941)	(12,789)	(103,013)	(51,834)	(4,087)	(2,558)	(24,910)	32,297	20,632	(274,203)
EQUITY IN EARNINGS OF INVESTEES	**9,622**	**69,352**	-	-	-	**(88)**	**4,513**	-	-	**83,399**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,112,642**	**493,567**	**1,571,635**	**27,878**	**66,277**	**147,833**	**(121,411)**	**(85,873)**	-	**3,212,548**
Financial income	85,597	21,683	1,219,893	17,408	11,113	6,798	238,755	(15,655)	(2,075)	1,583,517
Financial expenses	(302,223)	(54,635)	(246,874)	(36,945)	(12,613)	(80)	(101,206)	36,945	2,075	(715,556)
OPERATING PROFIT (LOSS)	**896,016**	**460,615**	**2,544,654**	**8,341**	**64,777**	**154,551**	**16,138**	**(64,583)**	-	**4,080,509**
Income tax and social contribution	(273,132)	(123,445)	(863,698)	(2,993)	(23,103)	(52,733)	(26,579)	24,182	6,894	(1,334,607)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**622,884**	**337,170**	**1,680,956**	**5,348**	**41,674**	**101,818**	**(10,441)**	**(40,401)**	**6,894**	**2,745,902**
Result of discontinued operations	-	-	-	-	-	-	-	40,401	-	40,401
NET INCOME (LOSS)	**622,884**	**337,170**	**1,680,956**	**5,348**	**41,674**	**101,818**	**(10,441)**	-	**6,894**	**2,786,303**

35.5 Additions to noncurrent assets by reportable segment

	Electric Energy			TEL	GAS	SER	HOL	Consolidated
09.30.2021	GET	DIS	COM					
Contract assets	-	1,096,451	-	-	10,545	-	-	**1,106,996**
Property, plant and equipment	268,342	-	66	59,292	-	-	728	**328,428**
Intangible assets	2,633	-	1,660	179	-	-	2,694	**7,166**
Right-of-use asset	36,295	40,400	1,536	11,406	2,969	-	2,795	**95,401**

36. Financial Instruments

36.1 Categories and determination of fair value of financial instruments

			09.30.2021		12.31.2020	
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	4,853,273	4,853,273	3,222,768	3,222,768
Bonds and securities (b)	6	1	-	-	751	751
Bonds and securities (b)	6	2	316,924	316,924	299,779	299,779
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,329,816	1,329,816	1,149,934	1,149,934
Accounts receivable - generation concession (d)	10.4	3	96,509	96,509	81,202	81,202
Derivatives fair value - forward contracts (e)	12	3	6,084	6,084	23,308	23,308
Fair value in the purchase and sale of power (e)	12	3	1,065,010	1,065,010	689,531	689,531
Other temporary investments (f)		1	13,245	13,245	14,910	14,910
Other temporary investments (f)		2	5,213	5,213	7,475	7,475
			7,686,074	**7,686,074**	**5,489,658**	**5,489,658**
Amortized cost						
Collaterals and escrow accounts (a)			198	198	197	197
Collateral and escrow deposits - STN (g)	22.1		138,551	114,166	133,521	113,477
Trade accounts receivable (a)	7		4,502,858	4,502,858	3,819,680	3,819,680
CRC Transferred to the Paraná State Government (h)	8		-	-	1,392,624	1,496,016
Sectorial financial assets (a)	9		856,421	856,421	346,930	346,930
Accounts receivable - concessions - bonus from the grant (i)	10.3		712,286	808,117	671,204	763,070
			6,210,314	**6,281,760**	**6,364,156**	**6,539,370**
Total financial assets			**13,896,388**	**13,967,834**	**11,853,814**	**12,029,028**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (e)	29	3	717,562	717,562	343,406	343,406
			717,562	**717,562**	**343,406**	**343,406**
Amortized cost						
Sectorial financial liabilities (a)	9		277,137	277,137	188,709	188,709
Special Tax Regularization Program - Pert (g)	13.2		429,308	364,885	459,303	377,375
PIS and Cofins to be refunded to consumers (a)	13.2.1		3,287,263	3,287,263	3,927,823	3,927,823
Accounts payable to suppliers (a)	21		2,970,416	2,970,416	2,436,452	2,436,452
Loans and financing (g)	22		3,145,445	2,908,802	3,214,249	2,956,696
Debentures (j)	23		7,422,167	7,422,167	6,837,819	6,837,819
Accounts payable related to concession (k)	27		893,218	1,020,609	731,864	811,329
			18,424,954	**18,251,279**	**17,796,219**	**17,536,203**
Total financial liabilities			**19,142,516**	**18,968,841**	**18,139,625**	**17,879,609**

Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective carrying values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

c) The criteria are disclosed in Note 4.4 to the financial statements at December 31, 2020.

d) The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to the financial statements at December 31, 2020.

e) The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 to the financial statements at December 31, 2020.

f) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

g) The cost of the last borrowing taken out by the Company, CDI + 1.95%, is used as a basic assumption for discount of the expected payment flows.

h) The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 3.87% p.y. plus the IPCA inflation index.

i) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).

j) Calculated from the Unit Price quotation (PU) for September 30, 2021, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.

k) Actual net discount rate of 8.64% p.y., in line with the Company's estimated rate for long-term projects.

36.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Exposure to credit risk	09.30.2021	12.31.2020
Cash and cash equivalents (a)	4,853,273	3,222,768
Bonds and securities (a)	316,924	300,530
Pledges and restricted deposits linked (a)	138,749	133,718
Trade accounts receivable (b)	4,502,858	3,819,680
CRC Transferred to the Paraná State Government (c)	-	1,392,624
Sectorial financial assets (d)	856,421	346,930
Accounts receivable - distribution concession (e)	1,329,816	1,149,934
Accounts receivable - concessions - Bonus from the grant (f)	712,286	671,204
Accounts receivable - generation concessions (g)	96,509	81,202
Other temporary investments (h)	18,458	22,385
	12,825,294	**11,140,975**

a) The Company manages the credit risk of its assets in accordance with the Management's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management believes this credit risk is low because repayments are secured by resources from dividends.

d) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

e) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

f) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

g) For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

h) This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2 Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2025, 2024 indicators are repeated on an unaltered basis throughout the forecast period.

	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
09.30.2021							
Loans and financing	Note 22	33,715	78,066	659,683	1,843,176	1,597,596	4,212,236
Debentures	Note 23	621,650	295,384	1,685,695	5,126,392	1,805,346	9,534,467
Accounts payable related to concession	Rate of return + IGP-M and IPCA	8,916	17,843	80,586	482,702	2,397,863	2,987,910
Accounts payable to suppliers	-	2,470,662	398,835	34,916	66,003	-	2,970,416
PIS and Cofins to be refunded to consumers	-	-	-	-	3,436,319	-	3,436,319
Special Tax Regularization Program - Pert	Selic	4,309	8,683	40,345	246,637	239,350	539,324
Sectorial financial liabilities	Selic	17,814	35,969	168,556	73,834	-	296,173
Lease liability	Note 28	54,879	110,699	507,019	1,475,139	2,229,928	4,377,664
		3,211,945	**945,479**	**3,176,800**	**12,750,202**	**8,270,083**	**28,354,509**

(a) Effective interest rate - weighted average.

As disclosed in Notes 22.5 and 23.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant, and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$ 5.45) based on the median market expectation for 2021 according to the Focus Report of October 22, 2021, issued by the Central Bank of Brazil. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Foreign exchange risk	**Risk**	**09.30.2021**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Collaterals and escrow accounts - STN	USD depreciation	138,551	270	(34,435)	(69,140)
		138,551	**270**	**(34,435)**	**(69,140)**
Financial liabilities					
Loans and financing - STN	USD appreciation	(147,257)	(287)	(37,173)	(74,059)
Suppliers					
Eletrobras (Itaipu)	USD appreciation	(296,144)	(577)	(74,757)	(148,938)
Acquisition of gas	USD appreciation	(60,259)	(117)	(15,212)	(30,306)
		(503,660)	**(981)**	**(127,142)**	**(253,303)**

b) Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions. These derivatives were contracted considering that in the supply contracts for wind turbines of companies in the Jandaíra wind complex, controlled by Copel GeT, disbursement installments in Euro are foreseen. Sporadic gains and losses are recognized in the Company's statement of income.

Based on the notional amount of € 4,400 outstanding at the date of these interim financial information, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate. The net asset balance recorded is shown in Note 12.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the future currency quotations (B3 reference rates of November 1, 2021) were considered and adjusted to present value by the pre-tax rate. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall in future quotes applied on the probable scenario, as a result of extraordinary events that may affect the economic scenario.

	Exchange rate variation	Baseline 09.30.2021	Projected scenarios Probable	Scenario 1	Scenario 2
Gains (losses) on operations with derivative financial instruments	Increase	6,084	6,829	14,016	21,204
	Decrease	6,084	6,829	(359)	(7,546)

c) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes balances reflecting varying indicators (CDI/Selic – 8.75%, IPCA – 8.96%, IGP-DI – 17.82%, IGP-M – 17.75% and TJLP – 5.32%) estimated as market average projections for 2021 according to the Focus Report of October 22, 2021, issued by the Central Bank of Brazil, except IGP-DI and TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Interest rate risk and monetary variation	**Risk**	**09.30.2021**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Bonds and securities	Low CDI/SELIC	316,924	5,880	4,437	2,986
Collaterals and escrow accounts	Low CDI/SELIC	198	4	3	1
Sectorial financial assets	Low Selic	856,421	18,149	13,718	9,217
Accounts receivable - concessions	Low IPCA	2,042,102	44,282	33,475	22,497
Accounts receivable - generation concessions	Undefined (a)	96,509	-	-	-
		3,312,154	**68,315**	**51,633**	**34,701**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(640,619)	(13,576)	(16,841)	(20,058)
BNDES	High TJLP	(1,903,504)	(24,827)	(30,886)	(36,889)
BNDES	High IPCA	(339,925)	(7,371)	(9,142)	(10,887)
Banco do Brasil - BNDES Transfer	High TJLP	(75,045)	(979)	(1,218)	(1,454)
Caixa Econômica Federal	High TJLP	(40)	(2)	(2)	(2)
Other	No risk	(39,055)	-	-	-
Debentures	High CDI/SELIC	(5,226,015)	(110,749)	(137,386)	(163,632)
Debentures	High IPCA	(2,092,832)	(45,382)	(56,287)	(67,030)
Debentures	High TJLP	(103,320)	(1,348)	(1,676)	(2,002)
Sectorial financial liabilities	High Selic	(277,137)	(5,873)	(7,286)	(8,677)
Special Tax Regularization Program - Pert	High Selic	(429,308)	(9,098)	(11,286)	(13,442)
Accounts payable related to concession	High IGP-M	(835,404)	(34,831)	(42,917)	(50,785)
Accounts payable related to concession	High IPCA	(57,814)	(1,254)	(1,555)	(1,852)
		(12,020,018)	**(255,290)**	**(316,482)**	**(376,710)**

(a) Risk assessment still requires ruling by the Concession grantor.

36.2.4 Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From September 2020, the National Interconnected System has been presenting the worst record of Affluent Natural Energies in the aggregate of its uses. The Ministry of Mines and Energy and other sector bodies are working to mitigate the risks of rationing, with emphasis on a high thermoelectric dispatch outside the order of cost merit, as well as the relaxation of restrictions on the system's hydroelectric operation. Additionally, considering the strong wind generation in the Northeast and the generation of biomass in the Southeast, it is estimated that the risk of energy shortages in 2021 and 2022 will be minimized, according to official information published so far.

In order to mitigate the risk of meeting instant demand, the MME is managing large energy consumers in order to migrate their consumption from periods of greater demand. Which, in general, means moving production into the early morning hours. This guarantees the service to consumers with greater economy, since the operation in periods of high demand is very expensive.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections, by authorizing the dispatch of thermal generation outside the order of merit of cost by ONS, which for in turn, it has dispatched the amounts necessary for a safe operation to the National Interconnected System.

Although dam storage levels are not ideal, from the standpoint of the bodies responsible for planning the operation of the system, when combined with other variables, such as affluent flows, wind and solar generation, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (CNPE) in all subsystems (maximum risk of 5%).

36.2.5 Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Compensation was established through the extension of the concession period of the plants contemplated by Law No. 13,203/2015, ratification of the period of extension of the concession of these plants through Ratification Resolutions No. 2919/2021 and No. 2932/2021 (NE 1b).

Copel has 2 plants whose concession ends in the next 5 years.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until January 2024, and the Guaricana and Chaminé HPPs until July and August, 2025, repectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

Copel GeT has no transmission concession to expire in the next ten years.

36.2.7 Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS's concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

Efficiency criteria related to continuity of supply and economic and financial management to maintain the concession were met in the period ended June 30, 2021, as explained below.

Indicators and penalties

Year	Indicator	Criteria	Penalties
Until 2020	Economic - financial efficiency and quality	2 consecutive years or at the end of the 5-year period (2020)	Concession termination
	Quality Indicators	2 consecutive years or 3 times in 5 years	Limitation of dividend and interest on equity distribution
	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation of dividend and interest on equity distribution Restrictive regime for contracts with related parties
From the 6th year of (2021)	Economic - financial efficiency	2 consecutive years	Concession termination
	Quality Indicators	3 consecutive years	

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets defined for Copel Distribuição in the first five years after extension of the concession agreement

Year	Economic and Financial Management	Realized	Quality - limits (a)		Quality (Performed)	
			DECi (b)	FECi (b)	DECi	FECi
2016			13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0 (c)	661,391	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 (d)	550,675	11.23	8.24	10,29	6,20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (d)	822,386	10.12	7.74	9,10	6.00
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (e)	1,624,821	9.83	7.24	7.81	5.55

(a) According to Aneel's Technical Note No. 0335/2015.

(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) Regulatory EBTIDA adjusted for non-recurring events (Voluntary retirement program, post-employment benefit, provisions and reversals) according to sub-clause six, of the Fifth Amendment to the Concession Agreement.

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus General Market Price Index (IGPM) variation between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.

Targets defined for Copel Distribuição to maintain the concession contract

After the first five years, the goals are defined as follows:

- Economic-Financial Efficiency – {Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC)
- Quality Indicators (DECi / FECi) – The authorizing resolutions are REA 5911/2016 (period 2017 – 2021) and REA 10,231/2021 (period 2022 to 2026)

Failure to comply with the quality criteria for three consecutive years or with the minimum parameters of economic and financial sustainability for two consecutive years will lead to the opening of the forfeiture process.

36.2.8 Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor's market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market and more recently, from 2020, the effects on the market of the governmental measures of social isolation implemented in the fight against the pandemic of the coronavirus Sars-CoV-2 (Covid-19), which caused a significant retraction in the market of distribution concessionaires, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

In relation 2021, the scenarios of supply and demand indicate the occurrence of overcontracting in relation to the contracted portion above the regulatory limits in the calendar year. However, the distributor will continue to exercise continuous vigilance in relation to its contracting levels and occurrences of involuntary events beyond its management, such as the migration of consumers to the free market and load reduction.

36.2.10 Gas shortage risk

The natural gas market in Paraná is composed of Compagás consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market, at the moment, is supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás, which has a contract for the supply of natural gas from Bolivia until December 2023, made a public bidding with the objective of receiving proposals for the supply of natural gas to meet the part of the demand that will be uncontracted from January 2022. The deadline for responses ended on April 30, 2021. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector, with an improved regulation.

In relation to the transportation network, the changes in regulation to allow access to new agents, the public call of TBG (Gasbol transporter) that establishes a new capacity contracting regime in the gas pipeline and the Gas Pipeline Indicative Plan (PIG) coordinated by EPE, give a vision of better structuring of the sector and adequate planning to meet current and future demands, even though investments are needed for the latter.

Additionally, the new gas law, Law No. 14,134/2021, which replaces Law No. 11,909/2009, was signed, representing another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential expansion, in view of the fact that brings agility to the authorization, implantation and expansion of new ventures, as well as the possibility of third party access to existing infrastructures.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagás, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market and the Law No. 14,134/2021.

36.2.11 Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The consolidated balance recorded in liabilities referring to the non-performance is demonstrated in note 29.

36.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$7,327,160 for electricity purchase contracts and R$7,251,065 for electricity sales contracts, outstanding at the date of these interim financial information, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by ANBIMA, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are stated below.

	Assets	Liabilities	Net
Current	139,909	(135,242)	4,667
Noncurrent	925,101	(582,320)	342,781
	1,065,010	**(717,562)**	**347,448**

Sensitivity analysis on the power purchase and sale transactions

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the market price curve and NTN-B rate of September 30, 2021 were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

	Price variation	Baseline 09.30.2021	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on purchase and sale of energy	Increase	347,448	330,911	469,553	608,186
		-	-	-	
	Decrease	347,448	330,911	192,286	53,653

36.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

36.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1 Debt to equity ratio:

Indebtedness	**09.30.2021**	**12.31.2020**
Loans and financing	3,145,445	3,168,710
Debentures	7,422,167	8,540,366
(-) Cash and cash equivalents	4,853,273	3,222,768
(-) Bonds and securities	316,924	300,530
Net debt	**5,397,415**	**8,185,778**
Equity	21,917,120	20,250,518
Debt to equity ratio	**0.25**	**0.40**

37. Related Party Transactions

Related parties / Nature of operation	Assets 09.30.2021	Assets 12.31.2020	Liabilities 09.30.2021	Liabilities 12.31.2020	Revenue 09.30.2021	Revenue 09.30.2020	Cost / Expense 09.30.2021	Cost / Expense 09.30.2020
Controlling shareholder								
State of Paraná - dividends payable	-	-	426,265	749,338	-	-	-	-
CRC Transfer (Note 8)	-	1,392,624	-	-	253,990	237,641	-	-
Luz Fraterna Program (a)	10,709	6,682	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	11,912	8,168	-	-	-	-	-	-
Morar Bem Paraná Program (a)	-	1,057	-	-	-	-	-	-
Employees transferred (b)	226	87	-	-	-	-	-	-
Telecommunication services (c)	-	13,686	-	-	19,201	32,882	-	-
Meteorological System of Paraná - Simepar (d)	-	2	831	855	18	-	(8,533)	(6,160)
Entities with significant influence								
BNDES and BNDESPAR - dividends payable (e)	-	-	341,529	568,315	-	-	-	-
Financing (Note 22)	-	-	2,249,750	2,314,166	-	-	(125,085)	(109,895)
Debentures - Compagás (Note 23)	-	-	1,469	5,890	-	-	(299)	(1,462)
Debentures - wind farms (Note 23) (f)	-	-	232,428	239,249	-	-	(23,338)	(17,435)
State of Paraná investee								
Sanepar (c) (g)	-	223	505	582	2,164	3,795	(6,129)	(4,661)
Use of water taken from plants' reservoirs	-	-	-	-	237	620	-	-
Joint ventures								
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (c) (h) (i) (j)	279	261	1,665	1,401	2,438	4,643	(12,947)	(12,053)
Dividends	2,973	4,443	-	-	-	-	-	-
Integração Maranhense Transmissora (i) (j)	-	-	175	160	-	-	(1,689)	(1,484)
Dividends	-	3,806	-	-	-	-	-	-
Matrinchã Transmissora de Energia (i) (j)	-	-	1,026	959	-	-	(10,003)	(7,954)
Dividends	12,339	34,460	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (i) (j)	-	-	481	436	-	-	(4,598)	(3,953)
Dividends	21,248	16,281	-	-	-	-	-	-
Paranaíba Transmissora de Energia (i) (j)	-	-	695	649	-	-	(6,786)	(5,880)
Dividends	3,448	-	-	-	-	-	-	-
Cantareira Transmissora de Energia (i) (j)	-	-	531	468	-	-	(4,612)	(4,327)
Dividends	-	6,547	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (i) (j) (k)	4,393	4,034	1,138	990	14,385	13,418	(8,923)	(4,822)
Associates								
Dona Francisca Energética S.A. (l)	17	13	1,312	1,436	114	124	(12,215)	(12,735)
Dividends	1,612	97	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (c) (m)	280	216	-	-	2,200	1,927	-	-
Key management staff								
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(15,842)	(15,475)
Pension and healthcare plans (Note 24.3)	-	-	-	-	-	-	(1,036)	(646)
Other related parties								
Fundação Copel (c)	30	40	-	-	173	229	-	-
Administrative property rental	-	-	84,728	1,836	-	-	(4,835)	(1,319)
Pension and healthcare plans (Note 24.3)	-	-	1,529,345	1,493,614	-	-	-	-
Lactec (c) (n)	3	5	1,910	2,747	469	583	(3,598)	(1,847)
Tecpar (c) (o)	-	11	-	-	1,526	-	-	-
Celepar (c) (p)	-	4	-	2	23	-	(7)	-

a) The *Luz Fraterna* Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization

of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The *Tarifa Rural Noturna* Program, regulated by Decree 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

The *Morar Bem Paraná* Program, established by Decree 2,845/2011, is an agreement between the Paraná State Government, the Companhia de Habitação do Paraná - Cohapar and Copel DIS, which is managed by Cohapar. Copel's main assignment in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.

d) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.

f) BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

g) Basic sanitation provided by Sanepar.

h) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

i) Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

j) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k) Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, expired on November 2020, and facility sharing, maturing on January 1, 2043.

l) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

m) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23th, 2025, and connection to the transmission system, maturing on January 1, 2043.

n) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.

o) Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.

p) Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions and of the commitments are eliminated between themselves when preparing the consolidated financial statements of the Company.

In addition, Copel GeT and Copel COM have energy purchase commitments with their affiliates, Dona Francisca and Foz do Chopim, in the amount of R$78,052, and energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$36,214.

37.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,339 (R$4,307 at December 31, 2020) and made by Copel Energia, in the amount of R$192,707 (R$112,069 at December 31, 2020).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

	Company	Operation	Date issued	Final maturity	Amount approved	Balance 09.30.2021	Interest %	Amount guarantees
(1)	Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	44,796	49.0	5,956
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	334,552	49.0	163,930
(3)	Guaraciaba Transmissora	Debentures	07.15.2018	12.15.2030	118,000	134,204	49.0	65,760
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	1,068,904	50.1	535,521
(5)	Mata de Santa Genebra	Debentures	04.15.2019	11.15.2030	210,000	220,584	50.1	110,513
(6)	Cantareira Transmissora de Energia (a)	Financing	12.28.2016	09.15.2032	426,834	396,291	49.0	28,175
(7)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	92,844	49.0	45,494
								955,349

(a) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution

Financial institution (fund provider): BNDES: (1) (2) (4) (6)

Allocation: Investment program

Guarantees: provided by Copel GeT: (1); provided by Copel: (2) (3) (4) (5) (6) (7).

Operation guarantee: pledge of shares held by Copel Get in the ventures.

Performance bond Company	Final maturity	Amount Insured	% endorsement Copel GeT	Amount endorsement
Mata de Santa Genebra	02.28.2022	78,300	50.1	39,228
				39,228

38. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these interim financial information, are as follows:

	09.30.2021	12.31.2020
Energy purchase and transportation contracts	140,002,650	132,879,053
Additions to property, plant and equipment		
Construction of transmission lines and substations	-	12,062
Construction of Jandaíra wind farm complex	280,298	330,257
Construction of SHP Bela Vista	-	23,717
Telecommunications works	-	132,430
Acquisition of assets for electricity distribution	1,137,324	978,189
Gas purchase contracts	582,692	655,422

39. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.30.2022	2,250,207
Operational risks - Cutia and Bento Miguel	03.29.2022	2,016,287
Named perils	08.24.2022	2,089,718
Operational risks - HPP Colíder	12.01.2022	1,892,320
Fire - owned and rented facilities	08.24.2022	878,937
Operational risks - HPP Governador Jayme Canet Junior	11.23.2021	799,290
Operational risks - Brisa Potiguar	06.27.2022	743,616
Operational risks - Elejor	03.11.2022	728,426
Operational risks - UEG Araucária (a)	11.30.2022	681,459
Operational risks - São Bento	06.27.2022	510,557

(a) The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5,4394 as of September 30, 2021.

In addition to the insurance policies listed above, the Company take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

40. Additional information to the Statement of Cash Flows

40.1 Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$1,208,362 (R$911,436 on September 30, 2020). Of this amount, R$109,995 (R$92,470 on September 30, 2020) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 18.2, property, plant and equipment acquisitions totaled R$192,597 (R$202,159 on September 30, 2020). Of this amount, R$15,728 (R$20,853 on September 30, 2020) represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 28.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$109,863 (R$76,746 on September 30, 2020), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41. Assets held for sale and discontinued operations

On July 15, 2020, through Relevant Event 07/2020, Copel communicated the approval of the divestment of 100% of the interest in Copel Telecomunicações by the Board of Directors. On this occasion, the beginning of the external phase was also approved, which included: (i) the opening of a Virtual Data-Room ("VDR") with detailed information on the divestment; (ii) sending Paraná State Court of Auditors - TCE-PR the complete file for analysis; and (iii) the scheduling and holding of a virtual public hearing on the divestment, to be operated jointly with B3 SA - Brasil, Bolsa, Balcão.

On September 16, 2020, Relevant Event 10/2020 announced that the Company's Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$1,401,090 for Equity Value. On this date, Management understood that the criteria determined by IFRS 5 were met to classify the asset as held for sale and for the disclosure of a discontinued operation.

On November 9, 2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount.

On January 14, 2021, the Share Purchase and Sale Agreement (CCVA) was signed with Bordeaux Participações S.A., a company belonging to Bordeaux Fundo de Investimento em Participações Multiestratégia, the winner of the auction. As disclosed in Material Fact 02/21, the conclusion of the disposal transaction is subject to compliance with the conditions defined in the Bid Notice and in the CCVA, which include, among others, the approvals of the Administrative Council for Economic Defense (*Conselho Administrativo de Defesa Econômica* - CADE) and the National Telecommunications Agency (*Agência Nacional de Telecomunicações* - Anatel), these processes are in progress.

On August 3, 2021, the sale operation was concluded, as informed in relevant fact 13/21, after compliance with the conditions defined in the Notice and the CCVA, which included, among others, the approvals of CADE and Anatel. Besides that, the updated amount of R$ 2,506,837 was received for the full divestment of Copel Telecomunicações shares, share transfer registration, signature of the closing agreement for the deal and the resignation of the current administrators. Therefore, on August 08, 2021, Copel no longer controlled Copel Telecomunicações, transferring its assets and liabilities and the direction of its business to the acquirer.

The revenues, costs and expenses as well as the cash flow movement resulting from these assets and liabilities were presented in separate lines, as discontinued operation, both in the Statement of Income and Statement of Cash Flows.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that have been sold have ceased, after their reclassification to current assets, in the line item Assets held for sale, in compliance with what determines IFRS 5.

The details of these amounts, as well as the profit resulting from this operation are presented in the following tables:

Statements of Income from discontinued operations	**09.30.2021**	**09.30.2020**
Net operating revenue	228,379	261,881
Operating costs	(19,266)	(109,243)
Gross profit	**209,113**	**152,638**
	-	**-**
Selling expenses	(16,745)	(29,058)
General and administrative expenses	(16,213)	(15,682)
Other operational income (expenses)	(29,581)	(22,024)
Equity in earnings of investees	-	-
	(62,539)	**(66,764)**
Profit (loss) before financial results and taxes	**146,574**	**85,874**
Financial results	(25,748)	(21,290)
Operating profit (loss)	**120,826**	**64,584**
Income tax and social contribution	(47,648)	(24,182)
Net income (loss)	**73,178**	**40,402**
Gain on the share sales operation	1,723,913	-
Income tax on sales gains	(446,716)	-
Deferred income tax on sales gains	(160,818)	-
Net income from discontinued operations	**1,189,557**	**40,402**

Statements of Cash Flows from discontinued operations	09.30.2021	09.30.2020
Net income	1,189,557	40,402
Adjustments to reconcile net income	(803,687)	202,404
Changes in assets and liabilities	(19,255)	(9,645)
Taxes and charges paid	(18,044)	(56,316)
Cash flows from operational activities	**348,571**	**176,845**
Additions to property, plant and equipment and intangible asse	(62,485)	(56,205)
Disposal Copel Telecom receipt	2,506,837	-
Cash flows from investment activities	**2,444,352**	**(56,205)**
Payment of loans and financing and lease	(1,850)	(7,353)
Cash flows from financing activities	**(1,850)**	**(7,353)**
Changes in cash and cash equivalents	**2,791,073**	**113,287**

Statements of Income from discontinued operations	07.01.2021 to 09.30.2021	07.01.2020 to 09.30.2020
Net operating revenue	30,935	88,875
Operating costs	(3,282)	(35,701)
Gross profit	**27,653**	**53,174**
	-	**-**
Selling expenses	(4,013)	(16,227)
General and administrative expenses	(1,921)	(3,495)
Other operational income (expenses)	(21,915)	(4,042)
Equity in earnings of investees	-	-
	(27,849)	**(23,764)**
Profit (loss) before financial results and taxes	**(196)**	**29,410**
Financial results	(3,965)	(9,956)
Operating profit (loss)	**(4,161)**	**19,454**
Income tax and social contribution	(6,258)	(7,054)
Net income (loss)	**(10,419)**	**12,400**
Gain on the share sales operation	1,723,913	-
Income tax on sales gains	(446,716)	-
Deferred income tax on sales gains	(160,818)	-
Net income from discontinued operations	**1,105,960**	**12,400**

42. Subsequent events

42.1 Voluntary Termination Program (PDV)

The Voluntary Termination Program (PDV) launched on August 18, 2021, had its last phase completed in November 2021, with a total of 509 employees joining. The total estimated cost of indemnities is R$ 134,500 to be recognized in 2021.

42.2 Debêntures

On November 11th, 2021, Copel Geração e Transmissão concluded the issuance of its Debentures. In the 1st series, 1,133,363 (one million, one hundred and thirty-three thousand, three hundred and sixty-three) debentures were issued with a nominal unit value of R$1, total amount of R$1,133,363. In the 2nd series, 366,637 (three hundred and sixty-six thousand, six hundred and thirty-seven) debentures were issued with a nominal unit value of BRL 1,000.00 (one thousand reais), total amount of BRL 366,637,000.00 (three

hundred and sixty-six million, six hundred and thirty-seven thousand reais), with annual and consecutive amortizations, as of October 2029 and with final maturity on October 15th, 2031.

42.3 Acquisition of Vilas Wind Farm

On November 30th, 2021, the Company concluded the acquisition of Vilas Wind Power Complex according Material Fact 19/21 in the update value (Enterprise Value) of R$ 1,086,900, and the Project has long-term financing, with maturities until 2040.

43. Condensed individual financial information of Companhia Paranaense de Energia - Copel

In order to attend Rule 12-04 of Regulation S-X of the Securities and Exchange Commission (the "SEC"), Management has incorporated the condensed individual financial information of Companhia Paranaense de Energia - Copel in these financial statements, as part of the Form 20-F. These information were prepared considering the same accounting policies as described in Note 3 and 4 to Company's consolidated financial statements.

(a) Condensed statements of financial position as of September 30, 2021 and December 31, 2020

ASSETS	09.30.2021	12.31.2020
CURRENT ASSETS		
Cash and cash equivalents	2,603,041	42,700
Bonds and securities	91	90
Dividends receivable	712,282	1,290,114
CRC transferred to the Paraná State Government	-	287,789
Other current receivables	1,800	1,025
Income tax and social contribution receivable	103,808	12,171
Prepaid expenses	1,055	150
Receivable from related parties	5,916	40,298
	3,427,993	**1,674,337**
Assets held for sale	-	758,742
	3,427,993	**2,433,079**
NONCURRENT ASSETS		
Long Term Assets		
Other temporary investments	18,458	22,385
CRC transferred to the Paraná State Government	-	1,104,835
Judicial deposits	127,940	125,738
Other noncurrent receivables	7,959	7,443
Income tax and social contribution receivable	-	117,682
Deferred income tax and social contribution	151,983	282,132
Other noncurrent recoverable taxes	59,360	88,331
Receivable from related parties	147,257	140,337
	512,957	**1,888,883**
Investments	**21,141,320**	**18,807,102**
Property, plant and equipment	**2,906**	**2,725**
Intangible assets	**2,885**	**2,041**
Right-of-use asset	**3,468**	**962**
	21,663,536	**20,701,713**
TOTAL ASSETS	**25,091,529**	**23,134,792**

LIABILITIES	09.30.2021	12.31.2020
CURRENT LIABILITIES		
Payroll, social charges and accruals	35,389	16,759
Accounts payable to related parties	487	283,650
Accounts payable to suppliers	3,236	3,184
Income tax and social contribution payable	374,179	-
Other taxes due	654	952
Loans and financing	322,053	512,086
Debentures	506,412	301,972
Dividend payable	1,417,455	944,274
Post-employment benefits	231	226
Lease liability	396	279
Other accounts payable	567	567
	2,661,059	**2,063,949**
Liabilities associated with assets held for sale	-	-
	2,661,059	**2,063,949**
NONCURRENT LIABILITIES		
Accounts payable to related parties	5,851	5,851
Other taxes due	3,114	2,978
Loans and financing	463,831	266,682
Debentures	-	499,317
Post-employment benefits	13,130	9,929
Lease liability	3,149	707
Other accounts payable	65,788	1,936
Provisions for legal claims	311,470	324,332
	866,333	**1,111,732**
EQUITY		
Attributable to controlling shareholders		
Capital	10,800,000	10,800,000
Equity valuation adjustments	268,856	353,349
Legal reserve	1,209,458	1,209,458
Profit retention reserve	6,122,060	6,088,855
Additional dividends proposed from the non-capitalized earning reserve	-	1,507,449
Accumulated profit	3,163,763	-
	21,564,137	**19,959,111**
Attributable to non-controlling interests	-	**-**
	21,564,137	**19,959,111**
TOTAL LIABILITIES & EQUITY	**25,091,529**	**23,134,792**

(b) Condensed statements of income of the nine-month periods ended September 30, 2021 and 2020

	09.30.2021	Restated 09.30.2020
CONTINUING OPERATIONS		
Operational expenses / income		
General and administrative expenses	(82,118)	(59,372)
Other operational income (expenses), net	(49,131)	(63,859)
Equity in earnings of investees	3,194,795	2,719,734
	3,063,546	**2,596,503**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**3,063,546**	**2,596,503**
Financial results		
Financial income	273,847	234,592
Financial expenses	(49,140)	(47,140)
	224,707	**187,452**
OPERATING PROFIT	**3,288,253**	**2,783,955**
INCOME TAX AND SOCIAL CONTRIBUTION		
Current	74,364	(47,093)
Deferred	16,942	22,418
	91,306	**(24,675)**
NET INCOME FROM CONTINUING OPERATIONS	**3,379,559**	**2,759,280**
DISCONTINUED OPERATIONS		
Net income from discontinued operations	1,185,376	46,476
NET INCOME	**4,564,935**	**2,805,756**
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais		
Common shares	1.10858	0.96276
Class "A" Preferred shares	1.27410	1.29812
Class "B" Preferred shares	1.33648	1.05904
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais		
Common shares	1.51897	0.97898
Class "A" Preferred shares	1.72553	1.31596
Class "B" Preferred shares	1.78791	1.07688

As described in Note 30.1, on March 11, 2021, the General Meeting approved the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited. The values of basic and diluted net profit per share in the table above already consider the new number of shares, after the split.

(c) **Condensed statement of comprehensive income of the nine-month periods ended September 30, 2021 and 2020**

	09.30.2021	09.30.2020
NET INCOME	4,564,935	2,805,756
Items that will never be reclassified to profit or loss		
Gain (losses) on actuarial liabilities		
Post employment benefits	(2,688)	-
Post employment benefits - equity	(14,047)	-
Taxes on other comprehensive income	914	-
Total other comprehensive income, net of taxes	**(15,821)**	-
TOTAL COMPREHENSIVE INCOME	4,549,114	2,805,756
Attributable to controlling shareholders - continuing operations		
Attributable to controlling shareholders - discontinued operations		
Attributed to non-controlling shareholders - continuing operations		

(d) Condensed statements of cash flows of the nine-month periods ended September 30, 2021 and 2020

	09.30.2021	09.30.2020
CASH FLOWS FROM OPERATIONAL ACTIVITIES		
Net income from continuing operations	3,379,559	2,759,280
Net income (loss) from discontinued operations	1,185,376	46,476
Net income	**4,564,935**	**2,805,756**
Adjustments to reconcile net income for the period with cash		
Unrealized monetary and exchange variation and debt charges - net	(199,907)	(144,099)
Income tax and social contribution	(74,364)	47,093
Deferred income tax and social contribution	(16,942)	(22,418)
Equity in earnings of investees	(3,243,238)	(2,719,734)
Appropriation of acturial calculation of post-employment benefits	689	577
Appropriation of pension and healthcare contributions	4,071	3,140
Depreciation and amortization	1,728	1,362
Net operating estimated losses, provisions and reversals	37,927	53,397
Result of write-offs of use rights of assets and liabilities of leases - net	(1)	-
Net income for the period from discontinued operations	(1,185,376)	-
	(110,478)	**25,074**
Decrease (increase) in assets		
Dividends and interest on own capital received	1,637,648	635,569
CRC transferred to the Government of the State of Paraná	1,646,614	225,019
Judicial deposits	439	633
Other receivables	(1,291)	(209)
Income tax and social contribution	(87,833)	6,100
Other current taxes recoverable	291	(1,011)
Prepaid expenses	(905)	(205)
Related parties	(6,110)	(45,057)
	3,188,853	**820,839**
Increase (decrease) in liabilities		
Payroll, social charges and accruals	18,630	4,633
Related parties	(346)	(171)
Suppliers	52	272
Other taxes	93,111	577
Post-employment benefits	(4,242)	(3,527)
Other accounts payable	38,618	1,173
Provisions for legal claims	(27,411)	-
	118,412	**2,957**
CASH GENERATED FROM OPERATING ACTIVITIES	**3,196,787**	**848,870**
Income tax and social contribution paid	(201)	(34,373)
Loans and financing - interest due and paid	(26,515)	(22,366)
Debentures - interest due and paid	(9,845)	(34,928)
Paid charges on loans obtained from related parties	(10,055)	-
Charges for lease liabilities paid	(165)	(21)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	**3,150,006**	**757,182**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(46,476)
NET CASH GENERATED FROM OPERATING ACTIVITIES	**3,150,006**	**710,706**

(continued)

	09.30.2021	09.30.2020
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Financial investments	3,926	6,657
Loans and financing granted to related parties	-	(40,000)
Receipt of loans and financing granted to related parties	33,899	-
Additions in investments	(203,200)	(28,755)
Capital reduction of investees	82,330	228
Additions to property, plant and equipment	(520)	(567)
Additions to intangible assets	(1,098)	(322)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	**(84,663)**	**(62,759)**
NET CASH GENERATED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	2,506,837	-
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	**2,422,174**	**(62,759)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue ol lons with related parties	-	280,000
Payments of principal - loans and financing	-	(38,500)
Payments of principal - debentures	(300,000)	(300,000)
Amortization of lons obtained from related parties	(280,000)	-
Amortization of principal of lease liabilities	(236)	(147)
Dividends and interest on own capital paid	(2,431,603)	(585,743)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(3,011,839)**	**(644,390)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-
NET CASH USED FROM FINANCING ACTIVITIES	**(3,011,839)**	**(644,390)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**2,560,341**	**3,557**
Cash and cash equivalents at the beginning of the period	42,700	25,304
Cash and cash equivalents at the end of the period	2,603,041	28,861
Cash and cash equivalents variations from continuing operations	53,504	3,557
Cash and cash equivalents variations from discontinued operations	2,506,837	-
CHANGE IN CASH AND CASH EQUIVALENTS	**2,560,341**	**3,557**

Additional individual information related to Companhia Paranaense de Energia - Copel are presented above:

- **Related Parties**: Copel has the following balances outstanding with related parties:

	09.30.2021	12.31.2020
Assets		
UEG Araucária - loan (b)	-	33,572
Structure sharing	5,916	6,726
Copel DIS (a)	147,257	140,337
Liabilities		
Copel CTE - loan (c)	-	282,817
Structure sharing	487	833
Elejor advance	5,851	5,851

(a) Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

(b) UEGA - Loan Agreement

On February 20, 2020, a loan agreement was signed between Companhia Paranaense de Energia - Copel (lender) and UEG Araucária Ltda. - UEGA (borrower), with approval of limits plus IOF (tax on financial transactions) and interest of 119 % of CDI, in order to provide funds to finance the company's activities and business. The financial income in the period ended on September 30, 2021 was R$67 (R$306 on September 30, 2020). On April 29, 2021 the loan was paid off.

(c) Copel Telecomunicações – Intercompany Loan Agreement

On June 19, 2020, a loan agreement was entered into by and between Copel Telecomunicações S.A. (lender) and Companhia Paranaense de Energia - Copel (borrower), with approval of limits increased by IOF and interest of 120% of CDI, in order to provide funds for the financing of the company's activities and businesses and effective until June 30, 2021. The amount of financial expense in the period ended on March 31, 2021 was R$1,646. The full amount was settled on June 30, 2021, with remunerative interest in the amount of R$7,688, income taxes in the amount of R$ 1,346 and financial expenses in the amount of R$ 2,367 as a result of the period.

- **Investments** - As of September 30, 2021 and December 31, 2020, investments in subsidiaries are comprised as follows:

	Balance as of September 30, 2021	Balance as of December 31, 2020
Subsidiaries		
Copel GeT	12,729,125	10,732,734
Copel DIS	7,453,544	7,212,915
Copel TEL	-	757,799
Copel TEL - Reclassification (a)	-	(758,742)
Copel Energia	412,033	356,922
UEG Araucária	122,594	48,355
Compagás	260,478	252,481
Other Investiments	10,932	50,328
	20,988,706	**18,652,792**

(a) Reclassification to Ativos classificados como mantidos para venda (NE nº 41).

The information regarding joint ventures, associates and other investments are presented in note 16.1 – Changes in investments.

- **Dividends receivable** - The dividends receivable is comprised as follows:

	09.30.2021	12.31.2020
Investes and subsidiaries		
Copel Geração e Transmissão	31,648	769,108
Copel Distribuição	621,086	440,368
Copel Comercialização	-	29,803
Compagás	56,666	43,164
UEG Araucária	-	6,143
Joint Ventures and Associates		
Voltália	1,032	1,032
Dona Francisca	1,612	97
Other Investiments	238	399
	712,282	**1,290,114**

- **Provisions for Legal Claims** - Copel recorded provisions for Legal Claims, as follows:

	09.30.2021	12.31.2020
Tax		
Cofins	108,255	107,148
Others	29,666	29,405
	137,921	**136,553**
Labor	**2,012**	**2,466**
Civil	**150,164**	**163,940**
Regulatory	**21,373**	**21,373**
	311,470	**324,332**

- **Restriction of transfer of funds from subsidiaries -** The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by Aneel. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

As of September 30, 2021, total restricted subsidiaries net assets amount to R$ 20,750,540 composed as follows:

	09.30.2021	12.31.2020
Copel Geração e Transmissão S.A.	12,729,125	10,732,735
Copel Distribuição S.A.	7,453,544	7,212,914
UEG Araucária LTDA	603,920	238,211
Centrais Elétricas Rio Jordão - Elejor	(36,049)	13,490
	20,750,540	**18,197,350**